Exhibit 99.37

Allied Gold Corporation

2025

Notice of Annual General and Special Meeting of Shareholders

Management Information Circular

Table of Contents

NOTICE OF OUR 2025 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	2
ABOUT THE SHAREHOLDER MEETING	3
HOW TO VOTE	4
CHANGING YOUR VOTE	6
BUSINESS OF THE MEETING	7
CURRENCY AND EXCHANGE RATE INFORMATION	7
ABOUT THE NOMINATED DIRECTORS	8
DIRECTOR BIOGRAPHIES	9
DIRECTOR SHARE OWNERSHIP	19
DIRECTOR MEETING ATTENDANCE	20
ABOUT THE SHARE CONSOLIDATION	21
OUR GOVERNANCE PRACTICES	24
ABOUT THE BOARD	24
BOARD OF DIRECTOR COMPENSATION	32
COMPENSATION DISCUSSION AND ANALYSIS	35
INDEPENDENT AND OBJECTIVE ADVICE	35
COMPENSATION GOVERNANCE	35
COMPENSATION PHILOSOPHY	39
COMPENSATION BENCHMARKING	39
ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS	40
PERFORMANCE GRAPH	48
SUMMARY COMPENSATION TABLE	49
EQUITY COMPENSATION PLANS	51
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	56
INTEREST OF MANAGEMENT AND OTHERS IN MEETING BUSINESS AND MATERIAL TRANSACTIONS	56
RETIREMENT BENEFITS	56
TERMINATION AND CHANGE OF CONTROL	57
OTHER INFORMATION	61
APPENDIX A	62
APPENDIX B	65

NOTICE OF OUR 2025 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

When Thursday, May 8, 2025 11:00 a.m. (Toronto time)	Where Conservatory Gallery - 16th Floor 150 King Street West Toronto, ON M5H 1J9

You have received this management information circular because you owned common shares of Allied Gold Corporation (“Allied”) on March 28, 2025 (the record date set by the board of directors) and are entitled to vote at our 2025 annual general and special meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail; however, an Allied employee may also contact you. The costs of preparing and distributing the meeting materials and the cost of soliciting proxies will be borne by Allied.

Information in this circular is as of March 25, 2025, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 25, 2025, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos

Chief Legal Officer and Corporate Secretary

Allied Gold Corporation

Toronto, Ontario

March 25, 2025

ABOUT THE SHAREHOLDER MEETING

Who can vote

If you held our common shares as of our record date of March 28, 2025, you’re entitled to vote at our 2025 annual general and special meeting. Each common share (the “Common Shares”) in the capital of Allied Gold Corporation (“Allied” or the “Company”) entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote, as required by the Business Corporations Act (Ontario). Our transfer agent, Computershare Trust Company of Canada (“Computershare”), will have a copy at their office if you want to review it.

As of March 25, 2025, we had 328,887,648 Common Shares issued and outstanding. Management and the board of directors own an aggregate of 57,937,249 Common Shares (representing 17.6% of the issued and outstanding Common Shares), and are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over Common Shares carrying more than 10% of the voting rights, other than: Orion Mine Finance Management III LLC beneficially owns or controls, directly or indirectly, 38,142,938 Common Shares (representing approximately 11.6% of the issued and outstanding Common Shares), and through OMF Fund III (F) Ltd. controls 23,899 convertible debentures of the Company convertible into approximately 4,127,633 Common Shares (based on a conversion price equal to $5.79 per Common Share) under the terms of the convertible debentures.

Notice-and-Access

The Company is using the notice-and-access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to distribute its notice of meeting, the form of proxy, the voting information form and this circular to both registered and non-registered shareholders.

Under notice-and-access, rather than the Company mailing paper copies of the proxy-related materials to shareholders, the materials can be accessed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on the Company’s website at https://www.alliedgold.com/investors/investor-resources/. The Company has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a notice package by prepaid mail, which will contain the form of proxy, the voting information form, the letter of transmittal related to the proposed share consolidation, information on notice-and-access and how shareholders may access an electronic copy of the proxy materials, and how they may request a paper copy of the circular, if they so choose, in advance of the meeting and for a full year following the meeting.

Shareholders will not receive a paper copy of the circular unless they contact the Company toll free at 1-833-911-9766 or by email at IR@alliedgold.com. For shareholders who wish to receive a paper copy of the circular and our 2024 annual report in advance of the voting deadline for the meeting, requests must be received no later than April 29, 2025.

Shareholders with questions about notice-and-access may contact Computershare at 1-866-964-0498.

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Many of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either an intermediary or a clearing agency that acts on behalf of your nominee.

HOW TO VOTE

Shareholders will be unable to vote at the meeting via webcast and will be required to attend the meeting in person to vote, or complete and submit a proxy form or voting instruction form in advance of the meeting if they wish to have their vote counted at the meeting.

Registered shareholders

You will receive a Notice Package (see “Notice-and-Access” above).

If you are a registered shareholder, you may vote, by attending the meeting in person, or by completing the proxy form or voting instruction form and delivering it according to the instructions contained in the proxy or voting instruction form, respectively, and this circular.

Voting by proxy

Voting by proxy means appointing a proxyholder to vote your Common Shares according to your instructions. You can appoint anyone you choose – the person does not need to be a shareholder.

The executive officers named in the proxy form (i.e. the Allied proxyholders) will act as your proxyholder and vote your shares according to your instructions unless you appoint someone else to be your proxyholder (see below).

If you appoint the Allied proxyholders and don’t indicate your voting instructions, they will vote your shares:

•	for the nominated directors
•	for the appointment of the auditors
•	for the share consolidation

A registered shareholder has the right to appoint a different person or company, who not need be a shareholder, as proxyholder/alternate proxyholder to represent the registered shareholder at the meeting by striking out the names of the persons named in the proxy and inserting the name of that other person or company in the blank space provided. If you leave a space on the proxy blank, those directors and/or officers named on the proxy will be appointed to act as your proxy holder.

If you do not indicate your voting instructions your proxyholder can vote as they see fit.

How to send us your proxy form

You can send your completed proxy form to Computershare by phone, fax, mail, or the internet, as described below, or by following the instructions on the proxy form included in your package:

1.	Internet - Go to www.investorvote.com, enter your 15-digit control number and provide your voting instructions.
2.	Telephone - Call 1-866-732-VOTE (8683) from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 15-digit control number from your proxy to vote.
3.	Fax - Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the US) or 1-416-263-9524 (for registered shareholders outside Canada and the US).
4.	Mail – Complete, sign and date your form of proxy and send it to: Computershare Investor Services Inc. Attention: proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Computershare must receive the completed form by 11 a.m. (Toronto time) on May 6, 2025. If the meeting is postponed or adjourned, Computershare must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call Computershare at 1-800-564-6253 or 514-982-7555.

Non-registered shareholders

You will receive a Notice Package (see “Notice-and-Access” above).

Shareholders are “non-registered” shareholders if the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a non-registered shareholder are registered either: (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency of which the intermediary is a participant.

If you are a non-registered shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a non-objecting beneficial owner (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an objecting beneficial owner (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you if you follow the procedures outlined below.

NOBOs

If you are a NOBO, and unless you have previously informed your intermediary that you do not wish to receive materials relating to the meeting, you should receive or have already received from the Company or its agent a notice-and-access notification and a voting instruction form or form of proxy. These security holder materials are being sent to both registered shareholders and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form or form of proxy.

If you wish to vote yourself, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with Computershare, or, if you request on the voting instruction form, we will send you a proxy that will grant you or your appointee the right to vote on your behalf. If you have an appointee vote on your behalf, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. If you do not return your voting instructions as specified in the voting instruction form, your Common Shares will not be voted.

OBOs

The Company will pay for Intermediaries to forward the proxy-related materials. If you receive or have already received from your intermediary either a voting instruction form or a proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax.

A non-registered shareholder has the right to appoint a different person or company, who not need be a shareholder, as proxyholder/alternate proxyholder to represent the non-registered shareholder at the meeting by striking out the names of the persons named in the proxy and inserting the name of that other person or company in the blank space provided. If you leave a space on the proxy blank, those directors and/or officers named on the proxy will be appointed to act as your proxy holder.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions. Non-registered shareholders can also vote online or by telephone:

1.	Internet - Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.

2.	Telephone - Call the toll-free number listed on your voting instruction form from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

CHANGING YOUR VOTE

You can provide new voting instructions if you change your mind about how you want to vote your shares.

Registered shareholders

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, ON, Canada M5J 2J3

Attention: Sofia Tsakos, Chief Legal Officer and Corporate Secretary

You can send the notice up to 11 a.m. (Toronto time) on May 6, 2025 or in any other manner permitted by law.

Non-registered shareholders

Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.alliedgold.com or on our profile at www.sedarplus.ca)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2024.

2. Elect the directors

You’ll vote on electing ten directors to the board to hold office until the end of the next annual meeting. All of the nominated directors have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:

Management recommends you vote for each nominated director
1. John Beardsworth 2. John Begeman 3. Pierre Chenard 4. Justin Dibb 5. Richard Graff	6. Peter Marrone 7. Daniel Racine 8. Jane Sadowsky 9. Dino Titaro 10. Oumar Toguyeni

3. Re-appoint the auditors (see also our annual information form at www.alliedgold.com or on our profile at www.sedarplus.ca).

You’ll vote on re-appointing KPMG LLP (“KPMG”) as our external auditors until the end of the next annual meeting. You will also be asked to authorize the directors of the Company to fix KPMG’s renumeration. KPMG were appointed as auditors of the Company on March 26, 2024. You can vote for or withhold your vote for the re-appointment of KPMG and the authorization of the directors of the Company to fix their remuneration.

Additional information with respect to our external auditors, including the audit committee charter and fees paid to the auditor, can be found in our most recent Annual Information Form available on our profile at www.sedarplus.ca.

Management recommends you vote for the re-appointment of KPMG as our auditors

4. Approve the share consolidation

You’ll consider and, if thought advisable, vote to pass a special resolution (the “Share Consolidation Resolution”) approving a consolidation of the Company’s Common Shares, the full text of which is attached to this circular at Appendix B – Share Consolidation Resolution.

You can vote for or against the Share Consolidation Resolution. In order to be effective, the Share Consolidation Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the meeting.

Additional information with respect to the proposed share consolidation can be found in this circular under the section “About the Share Consolidation”.

Management recommends you vote for the Share Consolidation Resolution
5. Other business We’re not aware of any other business that may properly be brought before the meeting.

CURRENCY AND EXCHANGE RATE INFORMATION

This circular contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Cdn$”.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles and the Business Corporations Act (Ontario), our board must have three to 15 directors. You will be voting on electing ten directors to our board on May 8, 2025.

Board qualifications

The ten directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions, and international business, key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for a renewed board, we balance collaboration and efficiency with diverse expertise, perspectives and skills.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors in this circular, including information they’ve provided about the Common Shares they beneficially own, control or direct, either directly or indirectly, and any stock options (“Options”), deferred share units (“DSUs”) and, in the case of executive directors only, restricted share units (“RSUs”) and performance share units (“PSUs”) they beneficially own, directly, as at February 14, 2025.

Majority voting

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), the board has adopted a majority voting policy that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if audit committee determines it to be inconsistent with the interests of the company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

DIRECTOR BIOGRAPHIES

John Beardsworth

Age: 70

Virginia, United States

Lead Director

Director/Lead Director since September 2023 / Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Compensation

John Beardsworth retired in 2021 as a senior partner of the law firm Hunton Andrews Kurth LLP (“Hunton”), where he served multiple terms as a member of the firm’s Executive Committee and Partnership Admission Committee. Mr. Beardsworth also served for ten years as Global Head of Hunton’s Business Practice Group and he served as Chair of the American Bar Association’s Infrastructure and Regulated Industries Section. Mr. Beardsworth is an Honorary Lecturer at the University of Dundee’s Center for Energy, Petroleum and Mineral Law and Policy. With over 40 years of experience, he focused his practice on energy and infrastructure transactions and finance, particularly in the oil, gas, electricity, mining and infrastructure sectors. Prior to retiring, Mr. Beardsworth served as Hunton’s relationship Partner for the World Bank, the International Finance Corporation, the U.S. International Development Finance Corporation, the Port Authority of Virginia, the U.S. Department of Energy and multiple sovereign Governments throughout the world, including many in Africa. In Chambers rankings, Mr. Beardsworth is one of two lawyers worldwide ranked with the highest “Senior Statespeople” designation for Africa Infrastructure Projects and Energy.

Mr. Beardsworth is an internationally recognized author and speaker on the development and financing of energy, extractive industries, renewables and infrastructure projects with a particular focus on Africa and emerging markets. He is a co-author of the World Bank’s ground-breaking treatise on resource-financed infrastructure and his work in Africa has been the subject of feature articles. Mr. Beardsworth has undertaken speaking and lecturing assignments in North and South America, Africa, Europe and Africa, generally with a focus on emerging market development and finance.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100%	Total compensation	$217,000
Compensation Committee	6/6	100%	Amount received as DSUs	Nil
Corporate Governance and Nominating Committee	3/3	100%	DSUs of total compensation	0%

	Allied shares	DSUs/	Options	Total Share Ownership (Fully Diluted)
Share ownership	216,053	Nil	100,000	316,053

Other public company boards during the last five years
N/A

John Begeman

Age: 70

South Dakota, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Compensation

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. (“Goldcorp”). Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base of experience that the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-Institute of Corporate Directors (“ICD”) Directors Education program and is a member of the ICD with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100	Total compensation	$215,000
Audit Committee	5/5	100	Amount received as DSUs	$185,000
Sustainability Committee (Chair)	3/3	100	DSUs of total compensation	86%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	112,379	82,271	100,000	294,650

Other public company boards during the last five years
Pan American Silver Corp.
i-80 Gold Corp.

Premier Gold Mines Limited (ceased April 2021)

Toubani Resources Limited (ceased October 2021)

Pierre Chenard

Age: 64

Quebec, Canada

Director

Director since September 2023 / Not Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Board

•    Audit

•    Governance

•    Sustainability

•    Compensation

Pierre Chenard has held various roles in both the corporate development and legal areas over the past 40 years. Mr. Chenard is currently the Chief Executive officer of Manara Minerals Investment Company, a venture that is investing in mining assets globally. From February 2021 up until the closing of the Transaction in September 2023, Mr. Chenard was Executive Director of Allied Gold Corp Limited. From April 2019 to February 2021, he was Executive VP, Corporate Development & Strategy at AngloGold Ashanti. Prior to that, Mr. Chenard spent 11 years with Rio Tinto Aluminum including 8 years as Vice President, Business Development and General Counsel and had previously served as Vice President and General Counsel at Alcan Inc. From 1988 to 2000, Mr. Chenard was Vice President and Head of Corporate Development at Cambior Inc., a Canadian mining company who had mining operations in various countries including Guyana and Suriname. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

2024 meeting attendance		%	2024 compensation
Board of Directors	16/17	94	Total compensation	$211,000
			Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	322,561	Nil	100,000	422,561

Other public company boards during the last five years
G Mining Ventures Corp.

Justin Dibb

Age: 44

Dubai, United Arab Emirates

Director

Director since September 2023 / Not Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Board

•    Audit

•    Governance

•    Compensation

Justin Dibb is the Vice-Chairman and a director of Allied Gold Corporation. Mr. Dibb was the co-founder of, and acted as Chief Executive Officer of, Allied Gold Corp Limited from 2011 until September 2023 when the Company completed a business combination that resulted in the listing of Allied Gold Corporation on the Toronto Stock Exchange. With over 20 years of international, operational and industry business experience throughout Africa, and through his vision and leadership, Mr. Dibb was the driving force behind the transformation of Allied Gold Corp Limited to an African focused mining group building toward gold production of one million ounces with an attractive growth profile.

Prior to Allied Gold Corp Limited, Mr. Dibb co-founded Dominion Petroleum Ltd. in 2004 where he developed and executed on a strategic plan of acquiring and optimizing seven projects in various countries throughout Africa including Tanzania, Uganda and the Democratic Republic of Congo before successfully listing on the London Stock Exchange with a market capitalization of $240 million. Mr. Dibb was instrumental in raising $140 million for Dominion Petroleum Ltd. before its acquisition by Ophir Energy in 2011.

Mr. Dibb studied Laws, Banking and Finance at Griffith University.

2024 meeting attendance		%	2024 compensation
Board of Directors	15/17	88	Total compensation	$4,000,000
			Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares		RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	28,376,431	(1)	3,371,359	Nil	31,747,790

Other public company boards during the last five years
N/A

Notes:

(1) Comprised of Common Shares beneficially owned or controlled, directly or indirectly, by Mr. Dibb, including through certain trusts and corporate entities controlled by Mr. Dibb. Mr. Dibb also beneficially owns 12,500 convertible debentures of the Company, entitling him to acquire approximately 2,158,894 Common Shares on conversion thereof (based on a conversion price equal to $5.79 per Common Share) under the terms of the convertible debentures of the Company.

Richard Graff

Age: 78

Colorado, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Finance

•    Accounting

•    International Business

•    Governance

•    Compensation

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, and special committees, as well as having compensation committee and governance and nominating committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also served as interim chairman of the Board of the Directors and chair of the audit committee and is now a member of the audit committee and risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100%	Total compensation	$205,000
Audit Committee (Chair)	5/5	100%	Amount received as DSUs	Nil
Corporate Governance and Nominating Committee	3/3	100%	DSUs of total compensation	0%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	22,476	Nil	100,000	122,476

Other public company boards during the last five years
DMC Global Inc. (ceased May 2024)

Peter Marrone

Age:65

Ontario, Canada

Chairman and Chief Executive Officer

Director since September 2023 / Not Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Audit

•    Sustainability

•    Compensation

Peter Marrone is the Chairman and Chief Executive Officer, and a significant investor of Allied Gold Corporation, a company which he and his management team took public in 2023. Before Allied, he served as Executive Chairman of Yamana Gold Inc., a company he founded in 2003. With over 35 years of experience in mining, business, and capital markets, Mr. Marrone has founded and taken public several companies across various sectors. In his earlier roles as an investment banker and lawyer, he advised companies on going public and establishing necessary governance protocols. He has served on the boards of numerous public companies and has provided guidance to businesses with a strong international presence. Before founding Yamana, the first company where he played a key leadership and entrepreneurial role as an investor and in taking public, Mr. Marrone was the head of investment banking at a major Canadian investment bank and practiced law in Toronto, specializing in corporate law, securities law and international transactions.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100	Total compensation	$9,005,000
			Amount received as PSUs/RSUs	$3,603,600
			PSUs/RSUs of total compensation	40%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	15,433,205	609,317	Nil	16,042,522

Other public company boards during the last five years
Aris Mining Corporation (ceased May 2024)

Daniel Racine

Age: 62

Ontario, Canada

President and Director

Director since September 2023 / Not Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Risk Management

•    Sustainability

•    Finance/Account

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Audit

•    Governance

•    Sustainability

•    Compensation

Daniel Racine is the President and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited (“Agnico-Eagle”) where he was responsible for Agnico-Eagle’s global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

2024 meeting attendance		%	2024 compensation
Board Of Directors	17/17	100	Total compensation	$2,769,979
Sustainability Committee	3/3	100	PSUs/RSUs	$1,287,000
			PSUs/RSUs of total compensation	46%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	3,858,232	217,613	Nil	4,075,845

Other public company boards during the last five years
N/A

Jane Sadowsky

Age: 63

New York, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Audit

•    Sustainability

•    Compensation

Jane Sadowsky retired from Evercore Partners (“Evercore”) as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank (“Citigroup”) and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant profit and loss, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous U.S. jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor leading curriculum development at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100	Total compensation	$226,500
Corporate Governance and Nominating Committee (Chair)	3/3	100	Amount received as DSUs	Nil
Audit Committee	5/5	100	DSUs of total compensation	0%
Compensation Committee	6/6	100

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	335,447	Nil	100,000	435,447

Other public company boards during the last five years
Nexa Resources S.A.

Dino Titaro

Age: 73

Ontario, Canada

Director

Director since September 2023 / Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Risk Management

•    Finance/Accounting

•    Sustainability

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Audit

•    Sustainability

•    Compensation

Dino Titaro has over 35 years of international experience in the mining and exploration mineral resource industry. He has been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management and has extensive corporate and operational experience. He was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently serves as the Chairman, director and a member of the governance and nominating committee of Avidian Gold Corp. He is also a director, chair of the governance committee and member of the audit and compensation committee of Golconda Gold Ltd as well as the chairman, director and member of the audit and compensation committees of EV Minerals Corp. Mr. Titaro has been a director and officer of several other publicly traded companies in the mining, industrial and health care technology fields.

Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is registered as a P.Geo in Ontario.

2024 meeting attendance		%	2024 compensation
Board of Directors	17/17	100	Total compensation	$217,000
Compensation Committee (Chair)	6/6	100	Amount received as DSUs	$111,000
Sustainability Committee	3/3	100	DSUs of total compensation	51%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	22,476	37,180	100,000	159,656

Other public company boards during the last five years
Avidian Gold Corp.
Golconda Gold Ltd.
EV Minerals Corp.

Oumar Toguyeni

Age: 63

Ontario, Canada

Director

Director since November 2024/ Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    International Business

•    Governance

•    Project Management/Technical Services

•    Board

•    Governance

•    Sustainability

Oumar Toguyeni is a seasoned executive with over 35 years in mining across Africa, the Americas and Europe. He started his career as exploration geologist in Burkina and then moved to various roles within prominent mining companies including BHP Billiton, Alcoa. Before retiring at the end of 2023, Oumar spent 12 years with IAMGOLD where he led the company’s West African interests as Regional Vice-President before being promoted to Senior-Vice President External Affairs and Sustainability.

Throughout his career, he has often played pivotal roles in the development and operation of mining ventures in complex operational and stakeholder landscapes in Africa and the Americas; he is recognized as a champion for responsible mining through operational excellence and building lasting relationships with all stakeholders. Oumar serves on the board of Hummingbird Resources Plc and Nioko Resource Corp.

Oumar graduated in Geological Engineering from the University of Dakar (Senegal), and holds an MBA from Webster University; he is a Registered P.Geo in Ontario and a member of the Canadian Institute of Corporate Directors Designation (ICD.D). He is fluent in French and English.

2024 meeting attendance		%	2024 compensation
Board of Directors	2/2	100	Total compensation	$27,750
Sustainability Committee	1/1	100	Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares	DSUs/RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	Nil	Nil	Nil	Nil

Other public company boards during the last five years
Hummingbird Resources Plc (ceased February 2025)

DIRECTOR SHARE OWNERSHIP

We require each director to hold a minimum level of Common Shares or DSUs (or any combination thereof) so they have a significant at-risk-investment and to align their interests with those of our shareholders.

Directors are required to hold three times their annual board retainer in Common Shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. Directors are given within five years of their appointment to meet this threshold (although many of our directors have already met this requirement).

The corporate governance and nominating committee monitors compliance with these guidelines annually.

The Chairman and Chief Executive Officer and President are required to meet our share ownership guidelines for NEOs see “Compensation Discussion and Analysis”. The below values for Messrs. Marrone and Racine (being their security holdings as a multiple of the annual board retainer) are being provided as a reference only.

We calculate share ownership values using the market value of Common Shares.

The table below shows each director’s equity holdings as of February 14, 2025.

This	Director Since	Common shares held(1) (#/$)	DSUs held (#/$)(4)	Market value of holdings(1) ($)	Currently meets requirement(2)	Current holdings (as a multiple of annual board retainer)(3)
John Beardsworth	Sept 7, 2023	216,053/ 689,209	-	689,209	Yes	3.7
John Begeman	Sept 7, 2023	112,379/ 358,489	82,271/ 262,444	620,934	Yes	3.4
Pierre Chenard	Sept 7, 2023	322,561/ 1,028,970	-	1,028,970	Yes	5.6
Justin Dibb(3)	Sept 7, 2023	28,376,431/ 90,520,815	3,371,359/ 10,754,635	101,275,450	Yes	>100
Richard Graff	Sept 7, 2023	22,476/ 71,698	-	71,698	No	0.4
Peter Marrone(3)	Sept 7, 2023	15,433,205/ 49,231,924	609,317/ 1,943,721	51,175,645	Yes	56.9
Daniel Racine(3)	Sept 7, 2023	3,858,232/ 12,307,760	217,613/ 694,185	13,001,946	Yes	26.0
Jane Sadowsky	Sept 7, 2023	335,447/ 1,070,076	-	1,070,076	Yes	5.8
Dino Titaro	Sept 7, 2023	22,476/ 71,698	37,180/ 118,604	190,303	No	1.0
Oumar Toguyeni	Nov 7, 2024	-	-	-	No	-
Average director holdings as a multiple of annual board retainer						65.0

Notes:

(1) The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$4.52 ($3.19) on the TSX on February 14, 2025 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7059 on that date.

(2) Directors are required to hold three times their annual board retainer in Common Shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. Directors are given within five years of their appointment to meet this threshold (although many of our directors have already met this requirement).

(3) Includes RSUs for Peter Marrone, Justin Dibb and Daniel Racine.

(4) The multiple for Peter Marrone and Daniel Racine are a multiple of their base salary.

DIRECTOR MEETING ATTENDANCE

The table below shows director attendance in 2024.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Beardsworth	17/17	100	-	-	6/6	100	3/3	100	-	-
John Begeman	17/17	100	5/5	100	-	-	-	-	3/3	100
Pierre Chenard	16/17	100	-	-	-	-	-	-	-	-
Justin Dibb	15/17	100	-	-	-	-	-	-	-	-
Richard Graff	17/17	100	5/5	100	-	-	3/3	100	-	-
Peter Marrone	17/17	100	-	-	-	-	-	-	-	-
Jane Sadowsky	17/17	100	5/5	100	6/6	100	3/3	100	-	-
Daniel Racine	17/17	100	-	-	-	-	-	-	3/3	100
Dino Titaro	17/17	100	-	-	6/6	100	-	-	3/3	100
Oumar Toguyeni(1)	2/2	100							1/1	100
Overall attendance		100%		100%		100%		100%		N/A

Notes:

(1) Oumar Toguyeni was appointed to the board on November 7, 2024.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 17 times in 2024.

ABOUT THE SHARE CONSOLIDATION

At the Meeting, the shareholders will consider and, if thought advisable, pass, with or without variation, the Share Consolidation Resolution to authorize an amendment to the Company’s articles to provide that: (i) the Common Shares of the Company be consolidated on the basis of one post-consolidation Common Share for a number of pre-consolidation Common Shares to be determined by the Board within a range of whole numbers between 2 and 4 outstanding pre-consolidation Common Shares (the “Consolidation Range”), with the exact ratio to be set within the Consolidation Range by the Board in its sole discretion, at anytime within one year of the date of shareholder approval of the Share Consolidation Resolution (the “Share Consolidation”); and (ii) any fractional post-consolidation Common Share arising from the Share Consolidation will be deemed to have been tendered by its registered owner to the Company for cancellation for no consideration.

If the Share Consolidation Resolution is approved at the Meeting, the Share Consolidation will only be implemented upon a determination by the Board to proceed with the Share Consolidation. Should the Board determine to proceed, the Company would issue a press release announcing the specific consolidation ratio and the effective date of the Share Consolidation prior to filing Articles of Amendment under the Business Corporations Act (Ontario) to effect the Share Consolidation. The Share Consolidation will also be subject to the approval of the TSX. The Board’s selection of the specific consolidation ratio will be based primarily on the then current and historical prices of the Common Shares and expected stability of that price.

Notwithstanding approval of the Share Consolidation Resolution, the Board, in its sole discretion, may revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to the shareholders. If the Board does not implement the Share Consolidation prior to May 8, 2026, being one year from the Share Consolidation Resolution approval, the authority granted by the Share Consolidation Resolution would lapse and be of no further force or effect.

Principal Reasons for Effecting the Consolidation

The Board believes that it is in the best interests of the Company and its shareholders to consolidate the Common Shares in order to raise the per-share trading price of the Common Shares with a view to exceeding any minimum trading price requirements in connection with a proposed listing of the Common Shares on the New York Stock Exchange (the “NYSE”).

The Company is pursuing a listing of its Common Shares on the NYSE. It has concluded its introductory call with the NYSE to preview the listing and the NYSE is now engaged in its due diligence process. The ticker symbol “AAUC” has been reserved. The Company is simultaneously preparing its registration statement, listing application and supporting documentation. The Company expects to be listed in Q3 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. The Company believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in the Common Shares and increased research coverage from U.S. investment banks. Furthermore, establishing a higher market price could also enhance the marketability of the post-consolidation Common Shares by potentially broadening the pool of investors that may consider investing in the Company, including institutional and other investors whose internal investment policies prohibit or discourage them from purchasing shares trading below a certain minimum price. Finally, the listing provides the opportunity for broader index inclusion.

Principal Effects of the Consolidation

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board.

For illustrative purposes only, based on the range of exchange ratios proposed, the number of issued and outstanding Common Shares, as of March 25, 2025, would be reduced from 328,887,648 pre-consolidation Common Shares to approximately 82,221,912 to 164,443,824 post-consolidation Common Shares, depending on the consolidation ratio selected by the Board, representing a consolidation ratio in the range of 1 post-consolidation Common Share for 4 pre-consolidation Common Shares to 1 post-consolidation Common Share for 2 pre-consolidation Common Shares, respectively.

The Company does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional post-consolidation Common Shares. See “No Fractional Shares” below.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional post-consolidation Common Shares as described below. The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding Options and debentures, will be adjusted in accordance with their respective terms on the same basis as the Share Consolidation.

No Fractional Shares

No fractional post-consolidation Common Shares will be issued in connection with the Share Consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a shareholder would otherwise be entitled to receive a fractional post-consolidation Common Share upon the completion of the Share Consolidation, such fractional post-consolidation Common Share will be deemed to have been tendered by its registered owner to the Company for cancellation for no consideration.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

TSX Approval

Assuming shareholders approve the Share Consolidation Resolution at the Meeting, and assuming the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX, and confirmation that, on a post-Share Consolidation basis, the Company would continue to meet all of the continued listing requirements of the TSX. If the TSX does not accept the Share Consolidation, the Company will not proceed with the Share Consolidation.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented by the Board, those registered shareholders who will hold at least one post-consolidation Common Share will either (i) be required to exchange any physical share certificate(s) representing pre-consolidation Common Shares for a new share certificate(s) or Direct Registration System (“DRS”) Statement(s) representing post-consolidation Common Shares using the letter of transmittal that will be provided to such registered shareholders following the Board’s determination to implement the Share Consolidation, if applicable (the letter of transmittal will contain instructions on how such registered shareholder is to complete and submit their physical share certificate(s) for exchange), or (ii) in the case of registered shareholders who hold their pre-consolidation Common Shares in DRS Statement(s), such shareholder will have their shares automatically updated on the shareholder register to reflect the number of post-consolidation Common Shares held and be sent a new DRS Statement reflecting such post-consolidation Common Share position. Any registered shareholder whose old share certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate(s) only after complying with the requirements that the Company and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

Beneficial shareholders who hold their Common Shares through Intermediaries and who have questions regarding how the Share Consolidation will be processed, should it proceed, should contact their Intermediaries at such time with respect to the Share Consolidation as intermediaries may have different procedures for processing a consolidation than those that will be put in place by the Company for registered shareholders.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE(S) UNTIL AFTER THE COMPANY HAS ANNOUNCED THE IMPLEMENTATION AND EFFECTIVE DATE OF THE SHARE CONSOLIDATION, IF ANY.

Risk Factors Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares of the Company through the Share Consolidation is intended, absent other factors, to increase the per share price. However, the market price of the post-consolidation Common Shares following the Share Consolidation will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding. Accordingly, there can be no assurance that the market price of the post-consolidation Common Share will increase following the implementation of the Share Consolidation or that the Company will be able to satisfy the minimum trading price requirements of the NYSE, or that the Share Consolidation will mean that the Company will complete or maintain a listing of the Common Shares on the NYSE. There can be no assurances that the Company will be able to satisfy all other listing requirements of the NYSE.

The market price of the post-consolidation Common Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such Share Consolidation multiplied by the applicable consolidation ratio; however, there can be no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained. There is a risk that the total market capitalization of the post-consolidation Common Shares (the market price of the post-consolidation Common Shares multiplied by the number of post-consolidation Common Shares outstanding) after the implementation the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

If the Share Consolidation is implemented and the market price of the post-consolidation Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of the Company and the adjusted market price of the post-consolidation Common Shares following the Share Consolidation may be lower than they were before the Share Consolidation took effect. The reduced number of post-consolidation Common Shares that would be outstanding after the Share Consolidation is implemented could also adversely affect the liquidity of the post-consolidation Common Shares.

The Share Consolidation may result in some shareholders owning “odd lots” on a post-consolidation basis. Odd lot shares may be more difficult to sell, or may attract greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots.”

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES APPLICABLE TO THEM OF THE SHARE CONSOLIDATION, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

Share Consolidation Resolution

The text of the Share Consolidation Resolution to be submitted to the shareholders at the meeting is set forth in Appendix B attached to this Circular. In order to be effective, the Share Consolidation Resolution must be approved by at least two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the meeting.

The Board unanimously recommends that shareholders vote FOR the Share Consolidation Resolution. Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the Share Consolidation Resolution.

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian requirements that apply to us and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•	National Policy 58-201 – Corporate Governance Guideline, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance;
•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”);
•	National Instrument 52-110 – Audit Committees, including independence and financial expertise of audit committee members; and
•	Toronto Stock Exchange Guide to Good Disclosure for NI 58-101.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors.
✓	Majority voting. We have a majority voting policy for electing directors to the board.
✓	Human Resource and Advancement Policy. We have a policy regarding the various skills and characteristics that we consider in the identification and nomination of board members and in the appointment of senior management roles, and such considerations include, among others, the appointment and hiring of women
✓	Formal position descriptions. We have formal position descriptions for the Chairman, Chief Executive Officer, Lead Director and each chair roles for the committees of the board.
✓	Succession planning. We will continually monitor our succession planning for our senior executives and the board.
✓	Qualified board. We will continually assess board composition and prospective director candidates based on a skills matrix.
✓	Formal assessment. The board will conduct a formal assessment of board and committee effectiveness and the contribution of individual directors.
✓	Ethical conduct. Our code of conduct (the “Code”) applies to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform work for the Company.
✓	Shareholder engagement. We are committed to ongoing engagement.
✓	Related party transactions. Our related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy sets out definitions and factors that the audit committee will consider when reviewing a related party transaction.
✓	Accessible board. Shareholders, employees and others can contact the Chairman and Chief Executive Officer or any other member of the board.
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares.
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors.

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions, and international business, among other things.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Six of our directors, being John Beardsworth, John Begeman, Richard Graff, Jane Sadowsky, Dino Titaro, and Oumar Toguyeni, are independent of Allied. Each of Pierre Chenard, Justin Dibb, Peter Marrone and Daniel Racine are not considered to be independent of Allied due to past officerships, consulting agreements or their standing as officers of the Company. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes.

About independence

A director is independent if they are independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Allied or its subsidiaries that could reasonably be expected to interfere with their ability to exercise independent judgment. The formal requirements for independence are in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines.

Role of the board

Our board is responsible for the stewardship of Allied, supervising the management of our business and our affairs and acting in the best interests of the Company and its shareholders. A copy of the board’s charter is appended hereto as “Appendix A”.

The board’s main duties involve:

•	strategic planning;
•	identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks;
•	succession planning, including appointing senior management and overseeing their training and development;
•	establishing a communications policy for communicating with investors and other interested parties;
•	overseeing the integrity of our internal controls and management information system; and
•	assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board. The board has developed written position descriptions for the Chairman, the Chief Executive Officer, the Lead Director and the chair of each board committee.

Role of the Chairman

Our Chairman provides leadership to the board so it can carry out its responsibilities effectively and chairs all board meetings in a manner that promotes meaningful discussion.

Our Chairman is responsible for the below duties, among others.

•	Chairing all meetings of the board in a manner that promotes meaningful discussion.
•	Providing leadership to the board to enhance the board’s effectiveness.
•	Ensure the proper functioning of the board, as it relates to:

o	Scheduling board meetings;
o	Preparing the agenda of the board meetings;
o	Adopting procedures to ensure that the board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
o	Ensuring meetings are appropriate in terms of frequency, length and content;
o	Ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the board;
o	Ensuring that a succession planning process is in place to appoint the Chief Executive Officer when necessary; and
o	Working with the corporate governance and nominating committee in connection with the recruitment of new directors where necessary, approaching potential candidates once such candidates are identified and exploring their interest in joining the board.

•	Acting as a liaison between the board and management to ensure that relationships between the board and management are conducted in a professional and constructive manner.
•	Performing other functions as may be ancillary to the responsibilities described above or as may be delegated to the Chairman by the board from time to time.

Role of the Lead Director

Our Lead Director, working closely with the Chairman and Chief Executive Officer, assists in providing leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected. He also works closely with the Chairman and Chief Executive Officer, providing advice and counsel as appropriate.

Our Lead Director is also responsible for:

•	Working with the Chairman and Chief Executive Officer to ensure that relationships between the board and management are conducted in a professional and constructive manner, promoting meaningful discussion.
•	Chairing a portion of the board meetings where the independent board members move in camera without management present and reporting the results to the Chairman and Chief Executive Officer.
•	Acting as a liaison between the independent directors and the Chairman and Chief Executive Officer on any matters as may be requested.

•	Assisting the Chairman and Chief Executive Officer in ensuring the proper functioning of the board, as it relates to:

o	Confirming that the board understands its obligations to Allied and our shareholders
o	Supporting the corporate governance efforts of the Company
o	Participating in reviewing any director conflict of interest issues as they arise
o	Leading the independent directors in addressing communications received by the independent directors from shareholders or other stakeholders and determining the appropriate action and communication with the Chairman and Chief Executive Officer.

John Beardsworth was appointed as the Lead Director on September 7, 2023.

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:

•	assets
•	risk (government, community relations, environment, health and safety, management succession and any gaps in board skills)
•	strategy
•	budgets
•	production
•	costs.

The Chairman obtains input from the Lead Director and the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating long-term value for all stakeholders.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by meeting at least quarterly to receive presentations by senior management on our results, our strategy, our progress in meeting our objectives for the year, our operations, health, safety, environment and community, construction activities, exploration, corporate development, corporate governance matters and other items as appropriate.

Occasionally, outside advisors are invited to attend.

The Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to sustainability

At Allied, we believe that achieving sustainability excellence is a core part of our business and is essential to our future growth and profitability. It also defines, to a significant degree, our reputation. Increasingly, reputation in the mining sector is the currency necessary to advance our business. We believe that reputation is the product of two things: the trust-based relationships we forge with a range of stakeholders, especially host communities; and our on-the-ground performance.

Sustainability at Allied encompasses a range of business functions, including health and safety, environmental protection, community relations and development, tailings management, human rights, government relations and security, in addition to the breadth of corporate governance elements that apply to all aspects of our business.

Governance

Governance of sustainability is built into our overall governance structure, management systems and practices. Our commitment to sustainability is driven by the Chairman, supported by the board of directors and the Sustainability Committee, and our Chief Sustainability Officer, as well as our corporate and regional Sustainability teams at each site.

Board of directors	Corporate	Operations

The board oversees strategy, governance and risk, including risks and opportunities associated with sustainability factors.

The Chairman and CEO drives and facilitates sustainability policy development and the implementation of directives, in consultation with the board and with the support of the Chief Sustainability Officer.

The board’s sustainability committee oversees all aspects of sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

The corporate Sustainability team is led by the Chairman and Chief Executive Officer with the support of the Chief Sustainability Officer.

The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the sites to make sure systems are implemented, best practices are shared and Company performance is enhanced.

The corporate Sustainability team supervises the compliance with international standards.

Each operation has a Sustainability team and addresses Health, Safety, Environment and Social Performance with the site’s general manager.

The Sustainability team is aiming to hold meetings across all sites at least quarterly to discuss Sustainability issues, approaches, incidents, corrective actions and other operational practices.

The quarterly reviews monitor the implementation of management systems, the effectiveness and performance of the sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

The Company has a Code of Conduct and set of related policies that establish corporate expectations across the business. The Company’s Sustainability team works within a Sustainability Management Framework that outlines the principles and expectations which are to be implemented to enhance the integration of sustainability within the Company’s strategy, operational processes, and culture. The Sustainability Management Framework discloses the sustainability purpose of the Company which is “Working together to responsibly build a positive legacy with local communities and all stakeholders”. The Sustainability Management Framework is centered around six key pillars: vision and governance, culture, systems and planning, people and leadership, performance (data and reporting), and innovation.

In order to support the sustainability purpose of the Company, the board approved a new set of policies for Health and Safety, Environment and Social Responsibility. As part of the Sustainability Management system, a set of standards for Occupational Health and Safety, Environment and Social performance have been approved and communicated across the Company. The following key principles are integrated into the Sustainability Management Framework:

1.	Risk and opportunity management
2.	Integration
3.	Commitment to Evolving International Best Practice Standards
4.	External Reporting and Assessment

Performance

The Company will regularly monitor a range of aspects, impacts and topics of interest to it and its stakeholders, including:

•	governance;
•	workplace health and safety;
•	community relations and generating local benefit;
•	business ethics and human rights;
•	environmental stewardship;
•	tailings and waste management;
•	water management;
•	biodiversity; and
•	mine closure.

You can read more about our commitments, management systems and performance in our Sustainability Report available on our website (www.alliedgold.com).

Majority voting

In accordance with the requirements of the TSX, the board has adopted a majority voting policy that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with MI 61-101. The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if audit committee determines it to be inconsistent with the interests of the Company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the Company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

Our approach to leadership

Our Human Resource and Advancement Policy establishes our commitment to building a workplace culture that fosters collaboration and respect. The Company has adopted this policy to ensure consideration of different backgrounds, experiences and cultures throughout our organization, including the representation of women, when assessing candidates for our board, senior management, and all positions in the Company.

The board will work with the corporate governance and nominating committee when assessing board of director candidates and will consider all backgrounds, experiences and cultures , consistent with our Human Resource and Advancement Policy in order to attract the most qualified persons to provide stewardship of the Company. The corporate governance and nominating committee recognizes the importance of the representation by women, in conjunction with other factors, such as experience, skill, capability and other relevant qualifications when assessing candidates for the board. We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have eight core qualities and skills:

•	financial literacy;
•	integrity and accountability;
•	ability to engage in informed judgment;
•	governance;
•	strategic business development;
•	ability to effectively operate in an international business setting;
•	excellent communication skills; and
•	ability to work effectively as a team.

Directors must also have strong business experience as a senior executive. The corporate governance and nominating committee will develop and continuously update the skills matrix/assess the relevant experience qualifications every year to assist with director searches to enhance the board’s profile and technical skills.

The corporate governance and nominating committee considers candidates with a broad, sophisticated business perspective and a combination of varying skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills.

The Company is also committed to the Human Resource and Advancement Policy principles in building a strong leadership team. In an effort to implement the Human Resource and Advancement Policy, our human resources group ensures that all job postings are gender neutral, and will ask internal recruitment specialists and all third- party recruitment advisors to present a list of candidates with varying backgrounds, experiences and cultures.

As of the date of this circular, one of the ten directors on the board is a woman (10%) and two of the eight executive officers of the Company are women (25%).

Ethical business conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and Chief Executive Officer any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter. We have adopted the Code and several governance policies that apply to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform Allied work. A copy of the Code is available on our website at www.alliedgold.com.

The Code and governance policies signify Allied’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Allied’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the Code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Allied’s commitments to communities.

The corporate governance and nominating committee monitors compliance with the Code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the Code and acknowledge their support and understanding of it.

Board Committees

The board currently has four committees. The full charter of each committee can be found on our website at: https://alliedgold.com.

Audit Committee

The Audit Committee is currently composed of three directors (Richard Graff (Chair), John Begeman, and Jane Sadowsky), each of whom is an independent director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of three directors (Jane Sadowsky (Chair), John Beardsworth, and Richard Graff), each of whom is an independent director.

Compensation Committee

The Compensation Committee is currently comprised of three directors (Dino Titaro (Chair), John Beardsworth, and Jane Sadowsky), each of whom is an independent director.

Sustainability Committee

The Sustainability Committee is currently comprised of four directors (John Begeman (Chair), Daniel Racine, Dino Titaro, and Oumar Toguyeni).

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person when possible. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions. If there are unforeseen circumstances and a director is unable to attend a meeting, they are expected to contact the Chairman and Chief Executive Officer or the Chief Legal Officer and Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to the board. The following directors of the Company serve on the boards of other reporting issuers, and there are no board interlocks.

Director	Other Directorships
John Begeman	Pan American Silver Corp. i-80 Gold Corp.
Pierre Chenard	G Mining Ventures Corp.
Jane Sadowsky	Nexa Resources S.A.
Dino Titaro	Avidian Gold Corp. Golconda Gold Ltd. EV Minerals Corp.

The board has reviewed these memberships, the directors’ financial expertise, attendance records and their other commitments and does not believe they impair their ability to effectively serve on our board and its committees.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Beardsworth	John Begeman	Pierre Chenard	Justin Dibb	Richard Graff	Peter Marrone	Daniel Racine	Jane Sadowsky	Dino Titaro	Oumar Toguyeni
Board experience
Board experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Audit committee experience		✓	✓	✓	✓	✓	✓	✓	✓
Governance committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability committee experience		✓	✓			✓	✓		✓	✓
Compensation committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business experience
Senior level executives	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration – experience in and understanding of mineral exploration activities							✓		✓	✓
Mining operations – experience in and understanding of mining operations		✓		✓	✓	✓	✓		✓	✓
Other extractive industries – experience in and understanding of natural resources other than what the Company produces	✓	✓	✓	✓	✓	✓		✓		✓
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry	✓	✓	✓	✓		✓	✓		✓	✓
Finance/Accounting – understanding of financial statements and internal controls	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource	✓	✓	✓	✓		✓	✓	✓	✓
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Project management / Technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction	✓	✓					✓		✓	✓

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and Chief Executive Officer provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•	written information about the duties and obligations of director, as well as the committees of the board and the board as a whole; and
•	information about our business and operations; and opportunities for meetings and discussion with senior management and other directors.

Continuing education

The corporate governance and nominating committee is responsible for the continuing education of all directors. The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process. Each director will receive access to continuously updated materials on policies and other Company information through a secure electronic portal. The board will also conduct the following activities as part of the continuing education program:

•	periodically canvass the directors to determine their training and education needs and interests;
•	recommend and support director participation in various independent learning courses;
•	arrange site visits for directors to see our facilities and operations;
•	encourage and facilitate presentations by outside experts to the board or committees on topics of particular importance or emerging significance;
•	support membership in the NACD and the ICD; and
•	subjects relevant to Allied’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

Individual directors have participated in various third-party seminars relating to environment, safety and governance, mining disclosure under NI 43-101, cybersecurity, carbon markets and carbon trading, updates on international financial reporting standards, non-GAAP measures, regulatory developments with the Ontario Securities Commission, enterprise risk management, shareholder activism, internal controls, international taxation, compensation trends and compensation committee issues.

Board assessment

The board has established a formal process for assessing board and committee performance and the contribution of individual directors each year. The corporate governance and nominating committee is tasked with carrying out the assessments to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Each director is assessed for the value of their contribution and enforcing term limits would compel Allied to potentially lose valuable resources.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and is developing a long-term plan for board composition that is based on our strategic direction, skills matrix, variety of backgrounds, experiences and cultures and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

There will be regular and open dialogue between and among all directors about director requirements and characteristics of possible candidates, and a formal discussion at least once each year. The board does not, however, maintain a formal evergreen list. Occasionally, external search firms may be consulted and relied upon for introductions to or vetting of potential candidates.

Sustainability Committee

In addition to the audit committee, the compensation committee and the corporate governance and nominating committee, the board has a standing sustainability committee, which is responsible for monitoring and reviewing the sustainable development, environmental, health and safety policies, principles, practices and processes, as well as current and future regulatory issues relating to sustainable development, environmental, health and safety.

BOARD OF DIRECTOR COMPENSATION

Our board of director compensation is designed to attract and retain qualified and experienced board members. The compensation committee is responsible for determining director compensation. To establish the board compensation framework, the compensation committee looked at companies reflecting the same industry and similar size and scope of operations, consistent with the approach taken to develop the executive compensation framework see “Compensation Analysis – Compensation Peer Group”.

Director fees

Director compensation for 2024 had two components: the annual retainer (paid in cash and DSUs) and meeting fees. The annual retainer included attendance at 8 board and 4 committee meetings. Each director elected the percentage of their annual retainer to be paid in cash or DSUs. Payments were made in equal installments and quarterly. For meeting fees, directors received the same fees whether they attended board meetings in person or by video conference.

Component
Annual board retainer (for directors who sit on two committees)	$185,000
Annual board retainer (for directors who sit on more than two committees)	$192,500
Meeting fees (for each meeting attended beyond 8 board meetings and 4 committee meetings)	$2,000
Mine Visitation Fees (per day)	$2,000

Director minimum share ownership

Directors are required to hold three times their annual retainer in Common Shares and/or DSUs of the Company. Directors will have five years from the date of their appointment to attain such three times holdings. Such holdings must be maintained throughout the board member’s tenure see “Director Share Ownership”.

Director compensation table

The table below shows the compensation paid to directors for the year ended December 31, 2024.

Mr. Marrone, Allied’s Chairman and Chief Executive Officer, and Mr. Racine, President, were not compensated as directors because they were compensated in their executive roles.

Director(1)	Fees earned ($)	Share-based awards ($) (2)(6)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(5)	Total compensation ($)
John Beardsworth	207,000	-	-	-	10,000	217,000
John Begeman	20,000	185,000	-	-	10,000	215,000
Pierre Chenard	201,000	-	-	-	10,000	211,000
Justin Dibb (3)	4,000,000	-	-	-	-	4,000,000
Richard Graff	205,000	-	-	-	-	205,000
Jane Sadowsky	216,500	-	-	-	10,000	226,500
Dino Titaro	96,000	111,000	-	-	10,000	217,000
Oumar Toguyeni	27,750 (4)	-	-	-	-	27,750

Notes:

(1)  Mr. Marrone, Allied’s Chairman and Chief Executive Officer, and Mr. Racine, President, were not compensated as directors because they were compensated in their executive roles.

(2) Share-based awards are DSUs granted as portion of annual retainer. Grant amounts are made in US dollars.

(3) Mr. Dibb was not compensated in his capacity as a director because he was otherwise compensated under the terms of his transitional services agreement with the Company, entered into September 7, 2023 upon completion of the Company’s reverse-takeover transaction, whereby Mr. Dibb agreed to provide general advice and services to the Company to ensure the continuity of business and orderly transition to new management for two years.

(4) Mr. Toguyeni became a director of the Company on November 7, 2024. Fees earned are to be paid in DSUs following the release of Q4 financial results.

(5) All other compensation consists of 5 days of mine-site visits.

(6) John Begeman and Dino Titaro receive all or some of their retainer fee in DSUs. The market value of the share-based awards is the total DSUs multiplied by Cdn$3.41, the closing price of the Common Shares on the TSX on December 31, 2024. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.6950 on that date.

Board fees

The table below shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	Total fees earned ($)
John Beardsworth	185,000	-	18,000	4,000	207,000
John Begeman	-	-	18,000	2,000	20,000
Pierre Chenard	185,000	-	16,000	-	201,000
Justin Dibb(1)	-	-	-	-	-
Richard Graff	185,000	-	18,000	2,000	205,000
Jane Sadowsky	192,500	-	18,000	6,000	216,500
Dino Titaro	74,000	-	18,000	4,000	96,000
Oumar Toguyeni	27,750	-	-	-	27,750

Notes:

(1) Mr. Dibb was not compensated in his capacity as a director because he was otherwise compensated under the terms of his Transitional Services Agreement with the Company.

(2) Jane Sadowsky earns a retainer fee of $192,500 since she is on more than two committees.

Outstanding share-based and option-based awards

The table below shows the value of the Options and RSUs held by each director as at December 31, 2024.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
John Beardsworth	100,000	4.09	9-Dec-30	-	-		-	-
John Begeman	100,000	4.09	9-Dec-30	-	-		-	-
Pierre Chenard	100,000	4.09	9-Dec-30	-	-		-	-
Justin Dibb	-	-	-	-	3,371,359	(1)	2.37	7,990,121	(2)
Richard Graff	100,000	4.09	9-Dec-30	-	-		-	-
Jane Sadowsky	100,000	4.09	9-Dec-30	-	-		-	-
Dino Titaro	100,000	4.09	9-Dec-30	-	-		-	-
Oumar Toguyeni	-	-	-	-	-		-	-

Notes:

(1) On September 7, 2023, Mr. Dibb was issued 3,371,359 RSUs in connection with the closing of the Company’s reverse take-over transaction and TSX listing which will vest on the earlier of September 7, 2026 or the commencement of production at the Company’s Kurmuk gold development project.

(2) The market value of holdings is the total holdings multiplied by Cdn$3.41, the closing price of the Common Shares on the TSX on December 31, 2024. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.6950 on that date.

Incentive plan awards – Value vested or earned in 2024

The table below shows the book value of DSUs vested or earned in 2024. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards – value vested during the year ($)	Share awards – value earned during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John Beardsworth	-	-	-
John Begeman	-	197,545	-
Pierre Chenard	-	-	-
Justin Dibb	-	-	-
Richard Graff	-	-	-
Jane Sadowsky	-	-	-
Dino Titaro	-	82,276	-
Oumar Toguyeni	-	-	-

COMPENSATION DISCUSSION AND ANALYSIS

Overview of executive compensation

Allied operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, Allied needs to attract, retain and motivate a highly talented team of executives. Allied’s management team possesses and demonstrates strong leadership capabilities, that fosters Allied’s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

Allied’s executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to Allied’s success;

•	motivate these executive officers to achieve Allied’s business objectives;

•	align the interests of Allied’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of Allied’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Allied will continue to evaluate its philosophy and compensation programs as circumstances require and such programs will be reviewed on an annual basis.

During the previously completed financial year, the Company had five Named Executive Officers (“NEOs”), being:

Peter Marrone, Chairman and Chief Executive Officer

Daniel Racine, President

Jason LeBlanc, Chief Financial Officer

Gerardo Fernandez, Chief Development Officer

Sofia Tsakos, Chief Legal Officer and Corporate Secretary

INDEPENDENT AND OBJECTIVE ADVICE

The compensation committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive and board of director compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing the compensation structure and determining compensation awards, but the committee makes its own decisions and recommendations to the board. The committee retained Southlea Group LP (“Southlea Group”) as its independent advisor following closing of the Transaction on September 7, 2023. Southlea Group is independent of management, and well qualified in human resources and compensation matters. It will be the committee’s practice going forward to review Southlea Group’s independence on an annual basis.

The below sets out the fees paid to Southlea Group in 2023 and 2024 (in Canadian dollars, including applicable taxes).

Compensation advisory services (2023)

Executive compensation-related fees: Cdn$116,913

All other fees – Cdn$0

Compensation advisory services (2024)

Executive compensation-related fees: Cdn$81,341

All other fees – Cdn$0

COMPENSATION GOVERNANCE

Our compensation committee is responsible for assisting our board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our compensation committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. Our board has adopted a written charter for our compensation committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our board concerning the level and nature of the compensation payable to our executive officers. Our compensation committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our Chairman and Chief Executive Officer and various other executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

Details about our compensation committee are set out below.

Qualified and independent committee members

The committee is made up of three independent directors with experience in five key areas:

	Compensation	Governance	Finance	Operations/ mining	Senior business executive
Dino Titaro (chair)	✓	✓	✓	✓	✓
John Beardsworth	✓	✓	✓		✓
Jane Sadowsky	✓	✓	✓	✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have compensation experience as members of the compensation committees of other corporations.

A continuing focus on compensation governance

What we do
✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market.
✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary).
✓	Align executive and shareholder interests. We require NEOs to own Allied equity to align their interests with those of our other stakeholders. All NEOs currently hold a meaningful percentage of the issued and outstanding Common Shares.
✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons.
✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants.
✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards.
✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice.
✓	Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests.
✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters.

What we don’t do
x	No hedging. We do not allow hedging of Allied securities by any director, officer or employee.
x	No re-pricing. We do not re-price stock options or other equity incentives.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee reviews our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•	We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•	Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with predetermined corporate performance measures and weightings, and threshold, target, stretch and maximum levels, to cap the calculated scores and not encourage excessive risk-taking.

•	Long term incentive compensation is used primarily to align management's long-term interests with those of shareholders and to retain key management of the Company. Long term incentive awards are based on a number of factors including the NEO's level of responsibility within the Company and ability to create future value for shareholders, target levels that are benchmarked to peer companies in the mining industry that ensure compensation is fair and competitive in the market, the Company's performance and past practices, and the NEO's performance.

•	The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.

•	All decisions about executive pay must be approved by the board. The Chairman and Chief Executive Officer recuses himself from any board discussions about his pay.

•	We do not allow any Allied directors, officers or employees to hedge Allied securities. We do not re-price stock options or other equity incentive awards.

Share ownership

We require NEOs, other than the Chairman and Chief Executive Officer and President, to own at least two times their annual salary in Allied equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Chairman and Chief Executive Officer and President must hold three times their annual salary. NEOs can count Common Shares and RSUs (and DSUs for the Chairman and Chief Executive Officer and President) toward meeting the guidelines.

Current NEOs are required to meet the guidelines by September 7, 2028, or within five years of assuming their position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at February 14, 2025, all NEOs have met their shareholding requirements. In fact, management and the board own an aggregate of 57,937,249 Common Shares, representing 17.6% of the issued and outstanding Common Shares.

	Target	Annual Salary ($)	Common shares held (#/$)(1)	RSUs / DSUs held (#/$)(1)	Market value of holdings ($)(1)	Meets requirements	Current holdings (as a multiple of annualized salary)
Peter Marrone Chairman and Chief Executive Officer	3x	900,000	15,433,205/ 49,231,924	609,317/ 1,943,721	51,175,645	Yes	56.9
Daniel Racine President	3x	500,000	3,858,232/ 12,307,760	217,613/ 694,185	13,001,946	Yes	26.0
Jason LeBlanc Chief Financial Officer	2x	375,000	2,092,889/ 6,676,316	181,344/ 578,487	7,254,803	Yes	19.3
Gerardo Fernandez Chief Development Officer	2x	350,000	2,004,072/ 6,392,990	169,255/ 539,923	6,932,913	Yes	19.8
Sofia Tsakos Chief Legal Officer and Corporate Secretary	2x	350,000	2,017,389/ 6,435,471	169,255/ 539,923	6,975,394	Yes	19.9
Average holdings (as a multiple of annualized salary)							28.4

Notes:

(1)	The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$4.52 ($3.19) on the TSX on February 14, 2025 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7059 on that date.

Decision-making process

The following analysis reflects the Company’s compensation decision making process

Beginning of the year

Our compensation decision-making process will start at the beginning of each year, when we will assess and confirm our compensation philosophy, program guidelines and structure. We will also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the NEOs. The compensation committee recommends any changes to the board for approval.

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies. Review and confirm the composition of the compensation peer group, applying the selection criteria.

3. Establish performance measures

Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards.

Monitor corporate performance against these measures throughout the year.

Individual objectives are also established for each NEO to assess their annual performance.

4. Assess risk and confirm approach

Review the design of incentive plans and the selected performance measures to:

· consider potential payouts under different performance scenarios.

· make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions.

End of the year

At the end of each year, we will apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee will carry out the review and present its recommendations to the board for review and approval.

5. Review performance

Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the NEOs throughout the year during specific business reviews and committee meetings.

The Chairman and Chief Executive Officer completes a review of each NEO’s individual performance against their objectives.

6. Review past pay levels	Review historical pay for performance for the NEOs for the previous year.
7. Award compensation

The board reviews the Chairman and Chief Executive Officer’s performance.

The compensation committee reviews the Chairman and Chief Executive Officer’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval.

The Chairman and Chief Executive Officer reviews the performance and compensation of the other NEOs, and recommends short-term incentive awards, long-term incentive grants, and the following year's salary for review and approval by the chair of the compensation committee (as delegated by the board).

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Allied motivates executives to focus on the long-term performance of the Company by establishing a strong link between performance and compensation while encouraging equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles (listed below), which form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy. The compensation committee and the board always use reasonable judgement to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests. Attracting and retaining the right talent is a critical element for our long-term success. When designing competitive plans, the compensation committee works to ensure strong pay-for-performance alignment and the alignment of executive and shareholder interests.

Compensation Principals			Corporate Strategy
1.	Motivate and retain	Total compensation is designed to attract, motivate and retain top talent.	• Increase production • Expand operations • Advance projects • Focus on exploration • Increase mineral reserves and mineral resources • Contain costs • Manage expenditures • Deliver strong results
2.	Pay for performance	We position target compensation at the market median of relevant comparators where the Company competes for talent. Actual compensation may be above or below the market median depending on actual performance.
3.	Pay varies based on results	Incentive awards vary and depend on both corporate and individual performance.
4.	Align with business strategy	Performance measures for the incentive plans support our strategy.
5.	Ensure internal equity	The program ensures internal equity, external compliance and market competitiveness.
6.	Allow the board to use informed judgement	Formalizes the committee and board’s ability to use informed judgement to adjust outcomes based on market and operational realities that may not have been previously contemplates.

Pay for Performance

The majority of what we pay our executives is variable (at risk), and contingent on Allied’s performance to promote the achievement of our annual and longer-term strategies. The proportion of pay at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

Target Mix of Total Direct Compensation Elements

The graph below illustrates that at least 70% of senior executive target compensation is at risk. The actual mix of compensation depends on corporate and individual performance and can vary from year to year.

COMPENSATION BENCHMARKING

Target and actual compensation for the Chairman and CEO and other named executives are reviewed annually against a group of mining industry peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies, primarily those headquartered in Canada	Our market for talent includes, but is not limited to, peer companies in Canada
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries, focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Allied by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

For 2024, applying the selection considerations above, the compensation committee reviewed and approved the following compensation peer group of 17 companies:

Aris Mining Corporation B2Gold Corp. Centerra Gold Inc. Coeur Mining, Inc. Dundee Precious Metals Inc. Eldorado Gold Corporation	Equinox Gold Corp. First Majestic Silver Corp. Fortuna Silver Mines Inc. Hecla Mining Company IAMGOLD Corporation Kinross Gold Corporation	Lundin Gold Inc. New Gold Inc. OceanaGold Corporation Pan American Silver Corp. Torex Gold Resources Inc.

Each year, target and actual compensation for the Chairman and Chief Executive Officer and other NEOs will be reviewed against the compensation peer group, with benchmark matches determined based on the named executive officers disclosed by companies in the peer group.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of relevant industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS

Principal elements of compensation

The compensation of our executive officers is comprised of the following principal elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of RSUs, Options, PSUs (to be settled solely in cash), DSUs (to be settled solely in cash) and/or other applicable awards granted under the RSU plan (the “RSU Plan”), the stock option plan (the “Option Plan”), the PSU plan (the “PSU Plan”) and the DSU plan (the “DSU Plan) and any other incentive plan that may be approved by the board from time to time, and (d) retirement benefits.

These principal elements of compensation are described below.

Base salary

Base salaries are intended to provide an appropriate level of fixed compensation to recognize the skills and experience of the employee and assist with retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution to Allied’s success, the executive officer’s experience and expertise, the position and responsibilities of the executive officer, and competitive industry pay practices for other companies of similar size and complexity. The following base salaries were set for 2024.

NEO	2024 Salary ($)
Peter Marrone	900,000
Daniel Racine	500,000
Jason LeBlanc	375,000
Gerardo Fernandez	350,000
Sofia Tsakos	350,000

Incentive awards

In 2024, annual cash bonuses and long-term equity-based incentives granted to executive officers were approved by the compensation committee and the board after considering company performance, individual contributions, and the management and containment of unprecedented challenges (described below), among other factors.

Company performance is based on key performance indicators (KPIs) including operational performance, financial results, exploration goals, sustainability measures (including health & safety and environment measures), and progress towards strategic initiatives including business and corporate development goal which create longer-term value for shareholders. Consideration is also given to the Company’s stock price performance and economic conditions of the broader market and the gold mining industry. For 2024, company KPIs included the following:

KPIs	Definition and rationale
Operational
Gold production (000 ounces)	Total ounces of gold produced from consolidated operations. Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning / execution cycle.
Financial
Operating cash flow before changes in working capital ($millions)

Cash flows generated from operating mines, reduced by corporate G&A, excluding timing impact from working capital items, based on the current producing mines' sustainable basis.

The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of the company's business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders.

All-in sustaining cash costs ($ per gold ounce)	All-in sustaining cash costs is a measure that is largely within the company’s control as it is not impacted by metal prices. All-in sustaining cost metrics reflect the ability of the company to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. Increases in cash flows reflect improvements made across the portfolio to reduce costs as part of a focus on margin expansion. The all-in sustaining cash costs represent the primary metric defining the company's efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.
Advancement of internal finance processes	Includes progress on internal processes, financial systems, internal controls, and development of an internal audit team that conducts risk-based audits and provides assurance that the organization's risk management and internal control processes operate effectively.
Exploration
Replacement of gold reserves (000 ounces)

Total of all proven and probable mineral reserves.

This is a key indicator of the company’s ability to maintain and improve shareholder value. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. Mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is considered a stretch goal.

Number of mines replacing ounces	Mineral reserve replacement on a mine-by-mine basis.
Total MRMR replacement (000 ounces)	Total of all proven and probable gold mineral reserves and measured, indicated and inferred gold mineral resources at year end.
Comparison of mine life index (number of years)	Average mine life based on total proven and probable mineral reserves.

KPIs	Definition and rationale
Advancement of the generative exploration program	Generate drill results aligned with the strategy plan.
Sustainability
Health and safety – Visible and Felt Leadership (VFL) and Field Critical Control Checklists (FCCC)	Number of safety leading activities performed by site leadership per week.
Health and safety – Lost Time Injury Rate (LTIFR)	Number of lost-time injuries, per million person-hours across the Company.
Health and safety – implementation of new risk management standards	Update all site risk registers and implement relevant mitigation measures.
Health and safety – develop significant incident process	Define the process to identify, document and learn from significant health and safety incidents.
Environment	Leading and lagging indicators including environmental incidents (lagging indicator), tailings management, water management, closure management.
Percentage of female employees across the organization	Improve the percentage of female employees in the organization from the Company’s 2023 base level of 11%.
Environmental Stewardship	Develop an environmental stewardship strategy, including related disclosure and reporting.
Develop a sustainability management system to support the sustainability strategy of the company	Measured with the approval of the different documentation mentioned above.
Business and Corporate Development
Demonstrate value accretion	Execute the strategy to increase the Company’s inherent value, improve financial flexibility and improve trading liquidity.
Projects and engineering	Advance key mining projects aligned with the operating plan and longer-term business strategy.
Investor relations	Improve market awareness, improving trading liquidity, with the objective to have share price reflect inherent value.

Company KPI results for 2024

At the end of 2024, the compensation committee completed a holistic review of performance and approved a Company performance score of 114.4% of target. Performance highlights included:

•	Strong operational performance and ongoing efficiency achievements.

•	Improved reliability and short-term predictability of mine plans while maintaining unchanged proven and probable mineral reserves.

•	Advancement of the Kurmuk project on time and on budget. With the completion of Kurmuk in Q2 2026, the Company will see an increase in production over the first five years of operations resulting in a step change in cash flow generation for the Company.

•	Advancement of Sadiola Phase 1 expansion on time and on budget and planned production start in Q4 2025.

•	Financial flexibility and balance sheet improvements from:

−	Streaming transaction with Wheaton Precious Metals on the Kurmuk project for $175 million,

−	Streaming transaction on the CDI complex with Triple Flag Precious Metals for $53 million, and

−	Gold prepaid forward arrangement of $75 million.

•	Leadership and governance enhancements including (i) Johannes Stoltz being appointed as Chief Operating Officer, bringing 28 years of mining experience and deep expertise in the Company’s operations, and (ii) adding Oumar Toguyeni as a board member, who is a seasoned mining executive and board member with over 35 years of leadership experience managing corporate affairs across different jurisdictions including West Africa, where he is based.

•	Consolidated contract mining services: the Company has awarded a mining services contract for Kurmuk and West Africa to Mota-Engil, a leading global mining and construction organization.

•	Continued advancement of the growth strategy in the fourth quarter, laying the groundwork for transformational production growth and enhanced cash flows. These efforts include operational and administrative improvements, execution of the Company's financial strategy, and the advancement of the construction activities at the Kurmuk project and the Sadiola Phase 1 expansion.

•	Entered into a protocol agreement with the Government of Mali, unlocking substantial long-term value for its 80% owned Sadiola Gold Mine.

•	Successful completion of an overnight marketed public offering for aggregate gross proceeds of $221 million.

Details of the full Company scorecard are outlined below.

KPIs	Performance Range				Weighted Score and Evaluation
	Threshold	Target	Stretch	Max
	50%	100%	150%	200%
Operational – 25% weight					25%
Gold production (000 ounces)	356	375	384	394	Target
Financial – 25% weight					32.5%
Operating cash flow before changes in working capital ($millions)	145	153	156	160	Maximum
All-in sustaining cash costs ($ per gold ounce)	1,625	1,548	1,509	1,470	Threshold
Advancement of internal finance processes	Progress on internal processes, financial systems, and internal controls.				Stretch
Exploration – 15% weight					14.4%
Gold reserve replacement (000 ounces)	10,762	10,871	10,980	11,088	Between Threshold and Target
Number of mines replacing ounces	25%	50%	75%	100%	Target
Total MRMR replacement (000 ounces)	17,276	17,451	17,626	17,800	Between Target and Stretch
Comparison of mine life index (# of years)	10.3	10.5	10.7	10.9	Target
Advancement of the generative exploration program	Generate drill targets for potential additional resources and reserves through first principle geoscience				Target
	Generate positive drill results on a Tier 2 project that will allow exploration to set an inferred resource target				Target
	Develop three Tier 3 projects to “drill ready” status				Target
Sustainability – 23% weight					18.5%
Health and safety – Visible and Felt Leadership (VFL) and Field Critical Control Checklists (FCCC)	80%	100%	120%	140%	Below Threshold
Health and safety – Lost Time Injury Rate (LTIFR)	0.54	0.49	0.44	0.39	Below Threshold
Health and safety – implementation of new risk management standards	Maintain current standard	Disclosure of new risk management standards	Review, update and implement risk register at each site	Implementation of all mitigation measures and quarterly review	Stretch
Health and safety – develop significant incident process	Maintain current processes	Implement monthly report process standards	Investigation on time and 90% of corrective action completed	100% of corrective action completed	Target

KPIs	Performance Range				Weighted Score and Evaluation
	Threshold	Target	Stretch	Max
	50%	100%	150%	200%
Environment	One significant incident	Zero significant incidents. Tailings dashboard in place, water recycling target established and closure cost liability updated	GISTM gap assessment completed and closure cost liability model updated in house	Develop GISTM action tracker to achieve compliance	Target
Percentage of female employees across the organization	11.0%	11.20%	11.40%	11.60%	Between Threshold and Target
Environmental Stewardship strategy	N/A	Review Allied environmental stewardship financial disclosure recommendation and apply timeframe for establishing an energy efficiency strategy and disclose GHG scope 1 and 2 results across the company	Significant development of the energy efficiency strategy for the company to adopt in the next 3 years	Develop a detailed plan for the implementation schedule of the energy efficiency strategy (including resources and budget)	Target
Develop a sustainability management system to support the sustainability strategy of the company	Approval of overall sustainability strategy	Approval of detailed Sustainability Management Framework	Approval of Health, Safety, Environment and Social Performance Standards	Approval of critical risk protocols	Stretch
Business and Corporate Development – 12% weight					24%
Demonstrate value accretion	Complete a M&A transaction that repositions Allied Gold in the market in terms of scale, asset portfolio, trading liquidity, financial flexibility and asset diversification.				Maximum
	Complete initiatives to improve financial flexibility, including among others, streams and/or gold prepay arrangements.
	Complete the sale of a royalty or stream on the Cote D'Ivoire complex, with a targeted value in the range of US$50 million.
Projects and engineering	Advance the Kurmuk project according to project schedule, aiming to derisk and add value to the project where possible. Establish project controls through EPCM contractor and corporate inputs.				Maximum
	Advance Phase 1 expansion pre-construction activities at Sadiola, and advance Phase 2 engineering and the alternatives to increase recoveries to complete PFS by early 2025 and be in position to start construction in late 2026.
Investor relations	Review and execution of the strategy to improve shareholder awareness, targeting both institutional investors and retail. Increase trading liquidity and seek to increase share price to reflect intrinsic company value.				Maximum
	Advance the requisite systems and protocols to allow for listing on an additional senior stock exchange.
Overall Score					114.4%

Management and containment of unprecedented challenges in 2024

In 2024, mining companies in the Republic of Mali were faced with unprecedented challenges related to accommodation of provisions of a new mining code and a moratorium on permits which had been in place for some time with no clarity on when the moratorium would end. The mining code contemplated significant changes to financial and fiscal provisions and terms; the decree of the new mining law and therefore the law’s effectiveness came into effect immediately prior to expiry of the exploitation permit for the Company’s Sadiola mine thereby requiring a permit renewal under the new mining code.

All this under the backdrop of extended previous management engagements that had been unsuccessful at obtaining a permit renewal and several other, larger mining companies having no better success, and a State that was beginning to use other tactics to compel compliance with the new mining code. Although the Company was not aware at the time, it did materialize subsequently that the posture of the government was such that executives of companies were at personal risk of incarceration were companies not willing to comply. However, the government tactics did include allegations of corporate, fiscal and taxation inadequacies and wrongdoing. In a literal sense, considering that the exploitation permit had not yet been renewed, the board concluded this presented an unprecedented challenge to the Company.  These circumstances caused the board to seek a course of conduct that would ameliorate the situation and mandated management to find and pursue that course.

In that context, over several months, management engaged in significant, intense and prolonged negotiations with the State in order to avert what would have been a crisis beginning with a failed permit renewal process. A number of strategies were deployed during the negotiations in order to settle on terms that benefited both the Company and the State. The board and management undertook a policy and program of engagement that was reconciliatory although firmly held the position that the economics of the operation was imperative. Management engaged in a manner that was not confrontational and rather than enforcement of rights, chose to determine a path for accommodating the new mining code while preserving sufficient economics for the operation. The Company determined that the best course was to agree to the best terms possible at the time while rebuilding confidence and trust with the representatives of the State and leaving open the possibility of further modification to terms when more investments were required. A definitive protocol agreement with the State was announced on September 3, 2024. The Company was the first to settle terms with the State and conclude an agreement which then became the template for others. The Sadiola permit was renewed, trust began to be reestablished, and a relationship began to form. The effectiveness of the process has led to the Company and the State jointly pursuing other opportunities within Mali.

Recognizing the challenges, management also recommended to the board a course of engagement with third parties who would consider investment along with the Company and with whom it could be better represented in country. Management immediately pivoted to those engagements and discussions.  By end of year, those discussions had advanced and, in some cases, matured to discussing terms.

Impact on compensation decisions for 2024

To recognize the achievements of containing and averting such imminent risks, and for setting the foundation upon which to build positive relations while also creating new paths to sharing the exposure to these uncertain conditions, in consultation with the compensation committee’s compensation advisor, the board determined that it should add and modify its KPIs for 2024 to reflect the reality of the situation in the jurisdictions in which the Company operates and to deal with the perceived and real unprecedented challenges. The KPIs approved at the beginning of the year in no way contemplated the level of effort and resolve required by certain members of management that carried the situational assessment, engagement and negotiation and structuring of the protocol agreement, including the analysis of the financial and corporate implications and subsequent development opportunities. The board and compensation committee determined that the compensation program for 2024 did not sufficiently accommodate the performance requirements needed by the Company and related compensation arrangements.

The board had taken decisive action by strategically deploying expert guidance through a subset of management led by the Chairman and Chief Executive Officer, who was at the forefront of actively and aggressively engaging in discussions, to achieve the board’s objective of containing the crisis. By entrusting the board’s directive to specific capable leaders in the organization, they ensured a focused and strategic approach to managing the situation effectively. This dynamic response underscored the board’s commitment for resolution by entrusting the Chairman and Chief Executive Officer and certain members of management to take swift and decisive action in critical moments during negotiations. It was determined by the board that the specialized team needed specific consideration when making year-end compensation decisions.

For their direct involvement and leadership in fulfilling the objectives and directives of the board successfully, completely and fully, the board and the compensation committee approved additional performance measures which may be summarized as follows:

•	Expeditiously resolving matters with the State for the renewal of Sadiola’s exploitation permit

•	Receiving regulatory approvals to mine Korali

•	Resolving all claims initiated by the State against the Company

•	Protecting the Company’s people and assets

•	Developing and maintaining relationships with government officials to address issues effectively and influence policy going forward

•	Managing the Company’s reputation with the State, employees and communities through the negotiation process and beyond

•	Deploying future risk mitigation efforts to protect the Company’s operations and reputation

•	Unlocking the possibility of additional opportunities with the State

•	Providing the Company with alternative strategic options

In assessing fair compensation for performance relative to these measures, compensation awards for certain executives were assessed as they were instrumental in achieving the corporate objectives laid out and contemplated in those measures. The engagement by these executive officers during the negotiations led to the signing of the protocol agreement, the successful completion of permitting for Korali on an expedited basis (which would otherwise not been possible under the new mining code, the effect of which was a higher-level production than would otherwise have been possible), the commencement of discussions on a cooperation agreement and possible engagement related to other projects in country, and with the settlement of in country matters, affording the Company the ability to look at alternatives for the development of the expansion, and the ability to begin discussions relating to strategic and joint venture partners.

These accomplishments afforded the Company a more certain platform for the development of Sadiola, which is now underway with full approvals, and created the possibility to realize additional value, including new opportunities going forward, at a time where other peer mining companies are struggling to reach agreements. The Company was only then able to advance on its funding goals including entering into two streaming transactions and certain prepay agreements which were implemented subsequent to the conclusion of arrangements relating to Sadiola. The Company went on to realize the highest production by quarter since its going public event which firmly established its production in the range of 375,000 gold ounces to 400,000 gold ounces. Finally, these accomplishments allowed for advanced discussions with strategic third parties.

The board and the compensation committee had taken all these factors and others into account when assessing fair compensation and unanimously determined that the compensation awards were reflective of the extreme efforts deployed in fulfilling the board’s objectives and were proportionate to the level of risk mitigated, the value preserved and the potential for future opportunities maintained.

Annual cash bonuses

The process to determine an executive’s annual bonus includes the following elements:

The board maintains discretion to apply a range of weightings between corporate performance and individual performance, although it normally considers a seventy/thirty distribution. The target range within the Company’s defined framework for actual bonus is up to 325%, although the board normally applies a range of up to 200%. The board preserves its flexibility to use informed judgement in certain circumstances where an individual’s performance warrants consideration up to 40% within the corporate vs personal weightings and above 200% for the actual bonus.

As described above, the calculated Company performance score was determined to be 114.4%. The compensation committee reviewed individual contributions toward goals defined at the start of the year and approved individual performance scores of 114.4% for all named executive officers. Then, in recognition of the extraordinary achievements of certain executives charged with the mandate to deal with the new KPIs to deal with the management and containment of unprecedented challenges described above, the board and the compensation committee approved higher actual bonuses as follows, all within the Company’s defined framework.

	Salary	Target Bonus	Calculated Performance Score	Actual Performance Score Considering Unprecedented Challenges	Actual Total Bonus
NEO	$	% of Salary	% of Target	% of Target	$
Peter Marrone	900,000	125	114.4	311.1	3,500,000
Daniel Racine	500,000	125	114.4	114.4	715,000
Jason LeBlanc	375,000	100	114.4	173.3	650,000
Gerardo Fernandez	350,000	100	114.4	185.7	650,000
Sofia Tsakos	350,000	100	114.4	185.7	650,000

Long-term equity-based incentives

Long-term equity-based incentives are granted to executive officers, reviewed by the compensation committee and approved by the board. Equity may be delivered in the form of stock options, PSUs, RSUs, or DSUs. These grants are intended to motivate executive officers to achieve longer-term Company growth objectives and to align the interests of executive officers and shareholders.

Grant values of equity awards for the respective compensation year are made after year-end, influenced by the Company performance scorecard and individual performance, within a range of 0 – 200% of target. Past grants of equity are considered but are not a significant influence when setting current year grant values.

For 2024, the calculated Company performance score was 114.4%. Consistent with the review process for annual cash bonuses, the board approved higher equity grant values for certain named executive officers to recognize the extraordinary achievements in the year to address unprecedented challenges faced by the Company (described above). Equity grants were delivered in a mix of PSUs (60%) and RSUs (40%). Equity grant values were as follows, all within the Company’s defined framework with flexibility to provide grant values up to 200% of target.

	Salary	Target Equity Incentive	Calculated Performance Score	Actual Performance Score Considering Unprecedented Challenges	Actual Total Equity Grant Value	Mix of Vehicles (% of Total)
Executive Officer	$	% of Salary	% of Target	% of Target	$	PSUs	RSUs
Peter Marrone	900,000	225	114.4	178.0	3,603,600	60	40
Daniel Racine	500,000	225	114.4	114.4	1,287,000	60	40
Jason LeBlanc	375,000	150	114.4	190.7	1,072,500	60	40
Gerardo Fernandez	350,000	150	114.4	190.7	1,001,000	60	40
Sofia Tsakos	350,000	150	114.4	190.7	1,001,000	60	40

Retirement benefits

As part of total rewards, senior executives participate in a group non-contributory retirement saving plan, with Company contributions equivalent to 15% of base salary and annual cash bonus.

PERFORMANCE GRAPH

The graph below shows the return of $100 invested in Common Shares on September 11, 2023, being the date the Common Shares commenced trading on the TSX, compared to $100 invested on the same date in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index.

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our NEOs by the Company for the financial years ended December 31, 2024, 2023 and 2022.

					Non-equity incentive plan compensation
Name and principal		Salary	Share- based awards(2)	Option- based awards	Annual incentive plans(3)	Long-term incentive plans(4)	Retirement Savings Plan Value	All other compensation(5)	Total compensation
position(1)	Year	($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone	2024	900,000	3,603,600	-	3,500,000	-	853,050	148,350	9,005,000
Chairman and CEO	2023	286,027	-	-	417,242	751,036	105,490	55,749	1,615,544
	2022	-	-	-	-	-	-	-	-

Daniel Racine	2024	500,000	1,287,000	-	715,000	-	182,250	85,729	2,769,979
President	2023	158,904	-	-	231,801	417,242	58,605	17,578	884,130
	2022	-	-	-	-	-	-	-	-

Jason LeBlanc	2024	375,000	1,072,500	-	650,000	-	153,750	63,027	2,314,277
Chief Financial Officer	2023	119,178	-	-	139,081	208,621	38,738	13,605	519,223
	2022	-	-	-	-	-	-	-	-

Gerardo Fernandez	2024	350,000	1,001,000	-	650,000	-	210,060	73,466	2,284,526
Chief Development Officer	2023	111,232	-	-	129,809	194,713	36,156	12,811	484,721
	2022	-	-	-	-	-	-	-	-

Sofia Tsakos	2024	350,000	1,001,000	-	650,000	-	210,060	70,616	2,281,676
Chief Legal Officer and Corporate Secretary	2023	111,232	-	-	129,809	194,713	38,738	13,605	488,097
	2022	-	-	-	-	-	-	-	-

Notes:

(1) Each of the NEOs were appointed on September 7, 2023. For the partial year 2023, all figures represent compensation earned by the NEO and/or paid by the Company from September 7, 2023 through December 31, 2023.

(2) Consists of long-term awards granted in equity (60% PSUs, 40% RSUs) for the year ended December 31, 2024.

(3) For additional information, please refer to ‘Management and containment of unprecedented challenges in 2024’ on page 44.

(4) The long-term incentive awards for the year ended December 31, 2023 were paid under the condition that all the after-tax proceeds of the award were to be used to purchase Common Shares by May 31, 2024, which condition was fulfilled.

(5) All other compensation includes perquisites and other taxable benefits.

Outstanding share-based and option-based awards

The table below shows the outstanding incentive plan awards for each NEO as of December 31, 2024.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
Peter Marrone	-	-	-	-	1,523,292	3,610,202
Daniel Racine	-	-	-	-	544,033	1,289,358
Jason LeBlanc	-	-	-	-	453,360	1,074,463
Gerardo Fernandez	-	-	-	-	423,137	1,002,835
Sofia Tsakos	-	-	-	-	423,137	1,002,835

Value of awards vested or earned in 2024

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2024.

	Option-based awards – Value vested during the year	Share-based awards – Value vested or earned during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Peter Marrone	-	-	3,500,000
Daniel Racine	-	-	715,000
Jason LeBlanc	-	-	650,000
Gerardo Fernandez	-	-	650,000
Sofia Tsakos	-	-	650,000

Value of options exercised in 2024

This table shows the Options the NEOs exercised in2024. None of the NEOs were granted Options in 2024.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Gerardo Fernandez	—	—	—	—	—
Sofia Tsakos	—	—	—	—	—

EQUITY COMPENSATION PLANS

The table below shows a summary of our equity compensation plans for the year ended December 31, 2024. The PSU Plan and DSU Plan do not require shareholder approval as the rewards to be granted thereunder are settled solely in cash.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan category	(#)	($)	(#)
Equity compensation plans	600,000 (Options)	Cdn$5.87 (Options)	6,921,728 (Options)
(approved by shareholders)	3,524,621 (RSUs)	Cdn$5.83 (RSUs)	14,026,076 (RSUs)
Equity compensation plans (not approved by shareholders)	Nil	Nil	Nil
	600,000 (Options)	N/A	6,921,728 (Options)
Total	3,524,621 (RSUs)		14,026,076 (RSUs)

Features	RSU Plan	Option Plan
Purpose	The purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of key employees and consultants, and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares by such individuals.	The purpose of the Option Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.
Administration	The RSU Plan and Option Plan will be administered by the board. The board may delegate such administration to a committee of the board, which includes the compensation committee of the board comprised of not less than three (3) directors. The board has authority to interpret and construe any provision of the RSU Plan and Option Plan and to adopt, amend and rescind such rules and regulations for administering the RSU Plan and Option Plan as the board may deem necessary or desirable in order to comply with the requirements of the RSU Plan and Option Plan. All actions taken and all interpretations and determinations made by the board in good faith will be conclusive and binding on the participants and the Company.
Securities	Each RSU provides the holder with a right to receive (i) a Common Share or (ii) at the option of the Company, cash on the date the RSUs are fully vested.	Each Option entitles the holder to purchase a Common Share at an exercise price set at the time of grant.
Eligible Participants	Full-time employees and eligible contractors.	Employees, senior officers, directors and consultants.
Plan Fixed Maximum	17,550,697 RSUs	7,521,728 Options
Outstanding Securities Awarded

3,524,621 RSUs (20% of the Plan Fixed Maximum)

If any RSUs are cancelled or terminated in accordance with the RSU Plan without the applicable restricted period having expired (i.e. for which no Common Shares have been issued), the underlying Common Shares will again be available for issuance under the RSU Plan.

600,000 Options (8% of the Plan Fixed Maximum)

If any Options are surrendered, terminated or expire without being exercised (i.e. for which no Common Shares have been issued), new Options may be granted covering the Common Shares not purchased under the lapsed Options.

Features	RSU Plan	Option Plan
Remaining Securities Available for Grant	14,026,076 (80% of the Plan Fixed Maximum)	6,921,728 Options (92% of the Plan Fixed Maximum)
Insider Participation Limits	The maximum number of Common Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, pursuant to the RSU Plan, Option Plan, and any other share compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares.
Non-Employee Director Limits	N/A (RSUs are not issuable to directors).	Option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares, and the maximum value of Options which may be granted to each non-executive director shall not exceed $100,000 in any fiscal year.
Maximum Issuable to One Person	The RSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual (expressed as a percentage or otherwise).	The aggregate Common Shares reserved for issuance to any one person pursuant to the Option Plan shall not exceed 5% of the total number of Common Shares outstanding.
Exercise Price	N/A	Determined by the board at the time of grant, but cannot be less than the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the grant date.
Term/Vesting	RSUs vest at the end of the restricted period determined by the board at the time of grant, which can be no later than December 31 of the third calendar year following the grant date, provided that with respect to any U.S. taxpayer, this date shall be no later than two-and-a-half (2 and ½) months following the calendar year in which the expiry of the restricted period occurs.	Options shall vest and become exercisable at such time or times as may be determined by the board. The period during which Options can be exercised is determined by the board at the time of grant, subject to a maximum term of ten (10) years from the grant date (except if such expiry date is during or falls within two (2) days of a blackout period, then the expiry date will be extended to the tenth (10th) business day following the end of the blackout period).
Termination of Employment

•      Death: All unvested RSUs (including any Dividend RSUs (as defined below)) will vest on the date of death. The Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder’s estate immediately.

•      Total disability: All unvested RSUs (and any Dividend RSUs) will vest within 60 days following the date on which the RSU holder is determined to be totally disabled, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•      Termination without cause or retirement: All unvested RSUs (and any Dividend RSUs) shall vest on the date of termination, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•       Resignation (not including retirement) or termination with cause: All RSUs (and any Dividend RSUs) will be forfeited and be of no further force and effect as of the date of termination, except as provided for in the RSU grant letter or as determined by the board.

•      Death: Options are exercisable within the earlier of (i) the expiry of the term of the Options and (ii) six (6) months following the date of death.

•      Termination other than death: Options are exercisable within the greater of (i) the termination date and (ii) ninety (90) days following the date that is designated by the Company as the last day of the participant’s employment, or as otherwise provided for in the Option grant agreement.

Features	RSU Plan	Option Plan
Change of Control	All RSUs (and any Dividend RSUs) outstanding shall immediately vest and be payable in cash on the date immediately prior to the date of change of control notwithstanding the restricted period for the RSUs. The RSU holder will receive a cash payment equal to the aggregate market value of the Common Shares underlying the RSUs (and any Dividend RSUs), calculated as of the date that is two business days prior to the date of change of control.	If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a transfer of all or substantially all of the assets of the Company to another entity, upon the exercise of an Option, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to such event, unless the board otherwise determines the basis upon which such Option shall be exercisable.
Take-over Bid	In the event that the Company becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror and where consideration is paid in whole or in part in equity securities of the offeror, the board may send notice to all holders of RSUs requiring them to surrender their RSUs within ten (10) days of the mailing of such notice, and the holders of RSUs shall be deemed to have surrendered such RSUs on the tenth (10th) day after the mailing of such notice without further formality, subject to certain conditions set forth in the RSU Plan (where “market value” equals the VWAP of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the relevant date).	If there is a take-over bid or issuer bid made for all or any of the issued and outstanding Common Shares, then the board may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit Common Shares issuable under such Options to be tendered to such bid.
Dividend	When dividends are paid on any Common Shares, additional RSUs (“Dividend RSUs”) shall be credited to the participant’s account as of the dividend payment date. The number of Dividend RSUs shall be determined by dividing the dollar amount of the distribution payable in respect of the Common Shares underlying the RSUs and any Dividend RSUs then allocated to the participant’s account by the market value of a Common Share on the date the distribution is paid. The Dividend RSUs will be subject to the same restricted period as the initial RSUs for which the Dividend RSUs are issued.	N/A
Transferability	Except pursuant to a will or by the laws of descent and distribution, no RSU, Dividend RSU or any other right or interest of a participant is assignable or transferable.	The benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable by a participant unless specifically provided therein. During the lifetime of a participant, all benefits, rights and options shall only be exercised by the participant or by their guardian or legal representative.

Features	RSU Plan	Option Plan
Amendments

The board may discontinue the RSU Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any RSU.

The board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the RSU Plan:

•    amend the number of securities issuable under the RSU Plan;

•    change the definition of “Participant” which would have the potential of narrowing, broadening or increasing insider participation;

•   make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to participants at the expense of the Company or its shareholders; or

•    make amendments to the transferability provisions of the RSU Plan that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above, including, without limitation:

•    amendments of a housekeeping nature;

•    the addition or a change to the vesting provisions of an RSU or the RSU Plan;

•    a change to the termination provisions of an RSU or the RSU Plan;

• amendments to reflect changes to applicable securities laws; and

•  amendments to ensure that the RSUs (and any Dividend RSUs) granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

Subject the requisite shareholder and regulatory approvals, the board may from time to time amend or revise the terms of the Option Plan or may discontinue the Option Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any Option theretofore granted under the Option Plan.

The board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan:

•    any amendment to the number of securities issuable under the Option Plan, including an increase to a fixed maximum number of securities or a fixed maximum percentage of securities, as the case may be, or a change from a fixed number to a fixed percentage of securities;

• any amendment that increases limits previously imposed on non-executive director participation in the Option Plan;

•   any change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation;

•   any reduction in the exercise price of Options benefiting an insider of the Company;

•   any extension of the term of Options benefiting an insider of the Company;

•   the addition of any form of financial assistance;

•   any amendment to a financial assistance provision which is more favourable to participants;

•  any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Option Plan;

•   the addition of deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

•    any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.

Features	RSU Plan	Option Plan
The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Option Plan that are not of the type contemplated above, including, without limitation:

•    amendments of a housekeeping nature;

•   the addition of or a change to vesting provisions of a security or the Option Plan;

•    a change to the termination provisions of a security or the Option Plan which does not entail an extension beyond the original expiry date; and

•    the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve.

Notwithstanding the above, the Company shall additionally obtain requisite shareholders approval in respect of amendments to the Option Plan that are contemplated above to the extent such approval is required by any applicable law or regulations.

You can find a copy of the RSU Plan and Option Plan on the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2024	-	328,887,648	-%
2023	600,000	250,724,253	0.24%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Company or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this circular, or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries, or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement, or understanding provided us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MEETING BUSINESS AND MATERIAL TRANSACTIONS

Other than as described elsewhere in this circular, none of the directors, proposed directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any item of business at the meeting, or in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

RETIREMENT BENEFITS

We introduced a retirement savings plan for NEOs on September 7, 2023. Contributions under the plan are deposited into an individual retirement account for each participant. Participants decide how they want their contribution invested based on a range of investment choices. Account values change based on the contributions and performance of the underlying investment. Future benefits or income are not guaranteed.

2024 retirement benefits

In 2024, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive retirement savings plan. NEOs receive 15% of their annual base salary and annual short-term incentive award.

The group registered retirement savings plan is non-contributory and competitive with the market.

Contributions are made up to the maximum amount allowed by the Canada Revenue Agency ($31,560 in 2024) for the Canadian executives. Any excess is paid out in cash for their personal non-registered retirement savings plans.

The table below shows the value of each named executive’s retirement benefits under the retirement savings plan as of December 31, 2024:

	Accumulated value at start of year	Compensatory	Accumulated value at year end
Name	($)	($)	($)
Peter Marrone	105,490	853,050	958,540
Daniel Racine	58,605	182,250	240,855
Jason LeBlanc	38,738	153,750	192,488
Gerardo Fernandez	36,156	210,060	246,216
Sofia Tsakos	38,738	210,060	248,798

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND CHANGE OF CONTROL

We have employment agreements with each current NEO that provide for payments if their employment is terminated. The agreements include provisions for termination both with and without cause, for “Good Reason”, or for other triggering events in a change of control situation and are described below.

Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Peter Marrone	90 days written notice	2.75 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 3.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.75 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and three years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

DSUs: Redeemed upon date of termination and paid within 60 days.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Daniel Racine	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

DSUs: Redeemed upon date of termination and paid within 60 days.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Jason LeBlanc	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years.	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Gerardo Fernandez	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Sofia Tsakos	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation.	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation.	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Notes:

(1) Severance on termination: Paid on termination for any reason other than cause (not including a change of control). Severance paid on termination for cause is equal to the minimum entitlements provided by the applicable employment standards legislation.

(2) Severance on double trigger change of control: Paid on a change of control followed by a termination or other triggering event.

(3) Messrs. Marrone and Racine are the only NEOs eligible to receive DSUs by virtue of their appointment to the board.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the NEO that result in a payment following or related to a termination, resignation, retirement, change of control of Allied or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each NEO if they had been terminated without cause on December 31, 2024, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone	3,150,000	12,866,175	1,582,415	17,598,590
Daniel Racine	1,250,000	5,105,625	632,974	6,988,599
Jason LeBlanc	937,500	2,735,156	445,442	4,118,099
Gerardo Fernandez	875,000	2,552,813	418,877	3,846,689
Sofia Tsakos	875,000	2,552,813	418,877	3,846,689
Total	7,087,500	25,812,581	3,498,584	36,398,665

All stock-based awards would vest on termination as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.

•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following termination of their employment agreement.

•	RSUs would vest at the time of termination without cause and paid immediately. RSUs would be forfeited on resignation or termination for cause subject to any provisions to the contrary in the applicable RSU grant letter.

•	PSUs would continue to be credited and paid out as usual on termination without cause until the end of the applicable performance period (including incurring vesting on all dividends, if applicable). Pending PSUs would be forfeited on termination for cause or without Good Reason, subject to the discretion of a committee.

The values of RSUs and PSUs have been calculated using Cdn$3.41 (the closing price of Yamana common shares on the TSX on December 31, 2024).

Name	RSUs / PSUs (Cdn$)
Peter Marrone	5,194,426
Daniel Racine	1,855,153
Jason LeBlanc	1,545,958
Gerardo Fernandez	1,442,897
Sofia Tsakos	1,442,897
Total	11,481,331

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause following a change of control on December 31, 2024, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone	2,475,000	10,109,138	1,265,966	13,850,104
Daniel Racine	1,250,000	5,105,625	632,974	6,988,599
Jason LeBlanc	937,500	2,735,156	445,442	4,118,099
Gerardo Fernandez	875,000	2,552,813	418,877	3,846,689
Sofia Tsakos	875,000	2,552,813	418,877	3,846,689
Total	6,412,500	23,055,544	3,182,135	32,650,179

All stock-based awards would vest on a double trigger change of control as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.

•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following the change of control.

•	RSUs would vest upon a change of control and be paid immediately in cash.

•	PSUs would vest upon a change of control and be paid within 10 business days.

The values of RSUs and PSUs have been calculated using Cdn$3.41 (the closing price of Yamana common shares on the TSX on December 31, 2024).

Name	RSUs / PSUs (Cdn$)
Peter Marrone	5,194,426
Daniel Racine	1,855,153
Jason LeBlanc	1,545,958
Gerardo Fernandez	1,442,897
Sofia Tsakos	1,442,897
Total	11,481,331

How we define change of control

A change of control means any of the following:

Severance is payable upon a change of control if the NEO is terminated without cause within 12 months of the change of control, or if a Triggering Event (as defined in each of the NEOs employment agreement) occurs within 12 months and the NEO resigns within 6 months of the Triggering Event. Payments are made within 10 business days of termination or notice to terminate. The executive must execute a release of claims to receive change of control severance payments.

•	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

•	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights, or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other Person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its Subsidiaries;

•	a resolution is adopted to wind up, dissolve or liquidate the Company;

•	any Person, entity or group of Persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror (as such terms are defined in applicable securities laws), to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

•	as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement, or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information circular of the Company for election to the board shall not constitute a majority of the board; or

•	the board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

How we define good reason

A good reason means any of the following events where it occurs without the NEO’s express agreement in writing:

•	an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO, and with respect to financial entitlements, the conditions under and manner in which they were payable;

•	a diminution of the title of the NEO;

•	a change in the person or body to whom the NEO reports, provided that this shall not include a change resulting from a promotion in the normal course of business; or

•	any other event or occurrence that would constitute or give rise to a claim for constructive dismissal as determined under the common law of Ontario.

OTHER INFORMATION

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2024, in our 2024 annual report to shareholders. You can also access a copy and other information about Allied on our website (www.alliedgold.com), on SEDAR+ (www.sedarplus.ca).

Audit Committee

Information with respect to the audit committee can be found in the Company’s most recent Annual Information Form, available on the Company’s profile on SEDAR+ at www.sedarplus.ca under the heading “Audit Committee”.

Forward-looking statement advisory

This circular contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance, including the potential Share Consolidation as described herein and forward-looking aspects of the Company’s executive compensation and director compensation programs and corporate governance-related matters. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: projected production, exploration, development and expansion plans at its projects as they relate to performance goals not being met; any changes required to be made to the Company’s compensation programs; possible conflicts of interest of directors and officers of the Company that may arise; fluctuating currency exchange rates; unanticipated impacts on the Common Shares in connection with an implementation of the Share Consolidation, global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of Common Shares; risks associated with financial projections; convertible securities conversions and other transactions that may result in dilution to Common Shares; future sales of Common Shares by existing significant shareholders; as well as those risk factors discussed or referred to in the Company’s annual information form for the year ended December 31, 2024.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information contained herein, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information.

APPENDIX A

Charter of The Board of Directors

Dated as of January 21, 2025

General

The Board of Directors (the “Board”) is responsible for the stewardship of Allied Gold Corporation (the “Company”), for the general supervision of the management of the business and affairs of the Company and its subsidiaries (the “Group”), and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its Group operations.

The Board discharges its responsibilities directly and through the delegation to its standing committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Group. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present. The Board shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose.

The Board shall retain advisors and consultants as it deems necessary to execute on its responsibilities and duties, and shall provide for funding, at the request of a Board committee, for the engagement of advisors and consultants by a committee as it determines appropriate.

Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines, as revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

Responsibilities

The Board’s responsibilities shall include:

•	Succession planning for short, medium and long-term including the selection, appointment, oversight of training, monitoring performance and evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	Provide oversight and input into the development of the Company’s long-term business strategies and review and monitor progress in executing those strategies, and approve at least annually, a strategic plan that takes into account business opportunities and business risks identified by the Board or the Audit Committee and monitoring performance against such plans.

•	Provide strategic direction to senior management and ensure that the necessary financial and human resources are in place to meet the Group’s objectives.

•	Overseeing the reporting of the Company’s financial performance to shareholders on a timely and regular basis, and in accordance with all applicable laws and regulations, and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•	Reviewing, monitoring and assessing the Company’s management of enterprise risks, including operational, audit and financial, regulatory, governance, reputational, cybersecurity, sustainability and health and safety, and evaluating risk appetite and any change to the risk strategy.

•	Enhancing congruence between shareholder expectations, Company plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Evaluating, with the Chairman and Chief Executive Officer ("CEO"), how a culture of integrity can be established beginning with the Board of Directors and throughout the organization.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document and on the Company’s website.

•	Obtaining periodic reports from management on the Company’s and Group’s operations.

•	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•	With the assistance of the Corporate Governance and Nominating Committee:

o	Developing the Company’s approach to corporate governance.

o	Reviewing the composition of the Board and ensuring it respects its independence criteria and has the right skillsets to meet the needs of the Company.

o	The assessment, at least annually, of the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

o	Reviewing and approving annual disclosure of the Company’s corporate governance policies.

o	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

o	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

o	Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

o	Review and approve the succession planning processes of the Company with respect to senior management as recommended by the Corporate Governance and Nominating Committee.

•	With the assistance of the Audit Committee:

o	Ensuring the integrity of the Company’s internal controls and management information systems.

o	Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and guidance and the Company's own governing documents.

o	Identifying the principal and emerging risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

o	Reviewing the Company’s insurance program to ensure adequacy of coverage.

o	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

o	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

o	Assessing the independence, efficacy, effectiveness and quality of audit of the auditors.

•	With the assistance of the Compensation Committee:

o	Reviewing and approving corporate goals and objectives relevant to the Chairman and CEO’s compensation, evaluating the Chairman and CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Chairman and CEO’s compensation level based on this evaluation.

o	Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

o	Reviewing executive compensation disclosure before the Company publicly discloses such information.

•	With the assistance of the Sustainability Committee:

o	Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

o	Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

o	Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

Review

The Board will review this Charter at least every two years or, where circumstances warrant, at a shorter interval, in order to determine if further additions, deletions or amendments are required.

Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials distributed in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

The independent directors may meet without senior executives of the Company or any non-independent Directors, as required.

APPENDIX B

SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The articles of Allied Gold Corporation (the “Company”) shall be amended to provide that: (i) the issued and outstanding common shares in the capital of the Company (the “Common Shares”) be consolidated on the basis of one post-consolidation Common Share for a number of pre-consolidation Common Shares to be determined by the board of directors of the Company (the “Board”) within a range of whole numbers between 2 and 4 pre-consolidation Common Shares (the “Consolidation Range”) and the Board is hereby authorized to determine the final consolidation ratio within such Consolidation Range, in its sole discretion, such amendment to become effective on such date as the Board may determine within one year of the date hereof (the “Share Consolidation”); and (ii) any fractional post-consolidation Common Share arising on the consolidation of the Common Shares will be deemed to have been tendered by its registered owner to the Company for cancellation for no consideration.

B.	The Company shall file the articles of amendment reflecting such Share Consolidation in the prescribed form in accordance with the Business Corporations Act (Ontario).

C.	Notwithstanding that this resolution has been passed by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time before a certificate of amendment is issued by the Director appointed under the Business Corporations Act (Ontario), without further notice to or approval of the shareholders of the Company.

D.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as such person deems necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.